Exhibit 99.2

CHANGE THE GAME

The Thomson Corporation Annual Report 2005

Attorneys manage their practices more productively, prepare their cases more effectively and bring greater insight to the business and practice of law.

Colleges gain access to deeper resources and, using digital technology, reach more students and teach them more efficiently.

Brokers and investment managers take advantage of a more robust flow of financial information to make better-informed decisions more quickly.

Healthcare professionals tap into a world of data, from drug interactions to health outcomes, and transform that information

2	Letter to Shareholders	10	Change the Game	112	Board of Directors
6	Financial Highlights	24	Management’s Discussion and Analysis	114	Senior Management
8	Growth Metrics	61	Financial Statements and Notes	115	Corporate Information

into knowledge without leaving the patient’s bedside.

Professionals like these spend more time with their clients and more time innovating – taking their game to new levels – when their workflow is enabled by Thomson.

AROUND THE WORLD, THOMSON HELPS CUSTOMERS CHANGE THE GAME.

To Our Shareholders:

2005 was another year of solid growth and strategic progress for The Thomson Corporation. It was also another year in which our customers had to sprint to keep up with changing demands in their markets. By building out workflow solutions such as Thomson ONE and Westlaw Litigator, and launching new solutions such as Thomson Pharma, Thomson helped its customers become more productive, and therefore more competitive, in a rapidly evolving marketplace.

GOING WHERE THE VALUE LIES

For the past several years, we have been building size and scale in our chosen markets. Today Thomson holds the #1 or #2 position in most of the markets and customer segments we have targeted. To keep growing, we will keep moving up our customers’ value chain. Our emphasis on workflow solutions reflects a major shift in the locus of value creation for the information industry, and it is key to our company’s sustained growth.

A simple way to think about the value chain is to imagine three sources, or levels, of value. The first is content, which – not many years ago – was the major source of value creation in our industry. We built our business on value-added content and, indeed, content still forms the foundation of our workflow solutions today.

Second, we add more value, and in turn increase revenues, when we deliver that content via sophisticated technology platforms that enable customers to access and apply our information at their point of decision.

The third and highest level of value consists of high-end analytics, decision support and transaction tools, services and consulting. These offerings help our customers increase their productivity, boost their performance and innovate to remain competitive in their changing markets.

Our workflow solutions combine content, technology and, increasingly, high-end analytical tools and services. When these solutions are integrated into our customers’ IT systems, they deliver a much higher level of value than content alone. Our role changes from content provider to business partner as we move up the value chain from informing our customers’ decisions to enabling their actions.

CREATING INNOVATIVE SOLUTIONS

2005 was a milestone year for innovation at Thomson, as we expanded or launched several workflow solutions to excellent reception in the marketplace.

Among the year’s highlights, Thomson Financial completed the rollout of more than 23,000 Thomson ONE workstations to more than 500 Merrill Lynch retail brokerage offices. And in the fixed income market, Thomson TradeWeb processed a record US$43 trillion in trades as it continued its aggressive expansion into new asset classes and new geographies.

THOMSON VISION: Be the leading global provider of integrated information-based solutions to business and professional customers.

In 2003, Thomson Legal & Regulatory launched Westlaw Litigator, a workflow solution designed to support the distinctive needs of litigation attorneys. In 2005, Litigator generated almost US$80 million in revenues – a 77% increase over 2004. Learning from this success, we are currently developing Westlaw Transactor, a solution tailored for the equally distinctive needs of another large segment of the legal market. Likewise, Thomson Tax and Accounting continues to gain market share as it moves from a product-centric model to a solutions-based and customer-focused model, growing revenues more than 10% in 2005.

At the beginning of 2005, Thomson Scientific & Healthcare launched Thomson Pharma, the first integrated workflow solution for the huge pharmaceutical research market. By year’s end, Thomson Pharma had more than 100 customers. Our healthcare decision support business at Medstat achieved double-digit growth, and now counts America’s five largest corporations among its customers.

Thomson Learning has begun leveraging KnowledgeNet’s advanced technology platform across its businesses, as it seeks to drive migration from print to digital solutions in the higher education marketplace.

Thomson successfully integrated several sizable acquisitions made in 2004, including TradeWeb, IHI and KnowledgeNet. In doing so, we generated incremental revenue, reduced costs and, importantly, integrated new content and applications into our workflow solutions. Acquisitions remain an important part of our overall strategy. In 2005, we spent US$289 million primarily on fold-in acquisitions that will enable us to further enhance our workflow solutions and drive growth.

DELIVERING FINANCIAL RESULTS

Our strategy to move from being a content provider to developing state-of-the-art information-based solutions is producing strong financial results. 2005 revenues were up 8% to more than US$8.7 billion, consistent with our long-term goal of 7–9% revenue growth annually. Organic growth, which accelerated throughout the year, was 4%.

Revenue from electronic solutions, software and services increased 12%, accounting for nearly 70% of total revenues. Approximately half of the revenue from electronic products came from workflow solutions tailored to our customers’ needs. Workflow solutions are clearly becoming the engine of our long-term growth.

THOMSON MISSION: Deliver superior shareholder value by empowering our people to provide indispensable information, insight, productivity tools and services that help our customers succeed.

Operating margins were up again in 2005 for the sixth consecutive year, and have increased by more than 500 basis points since 2001. Earnings per share (EPS) were US$1.42 in 2005, compared to US$1.54 in 2004. After adjusting for discontinued operations and one-time items, underlying EPS increased 17%, following a similar increase in 2004.

In 2005, we generated US$1.8 billion of cash from operations. And, over the past five years, our free cash flow has more than doubled, to US$1.2 billion in 2005. On the back of this strength, we returned more than US$760 million of cash to shareholders in the form of dividends and share repurchases in 2005 – an increase over 2004 of more than 50%.

The Thomson Corporation entered 2006 with a strong balance sheet and good growth momentum. In 2006, we expect to benefit from further acceleration of organic growth, as well as continued improvement in operating margins and free cash flow.

OPTIMIZING OUR RESOURCES

As we refine our strategies, we also constantly assess our business portfolio to ensure we are optimizing growth and returns. In 2005, we began a rigorous portfolio analysis to assess the contribution of every Thomson business. One outcome of this company-wide analysis was a decision, announced at the beginning of 2006, to divest four businesses: American Health Consultants, Peterson’s, K.G. Saur and the U.S. operations of Thomson Education Direct. Collectively, these businesses generated US$180 million of revenues in 2005, and they are all strong brands. However, they are not core to our workflow solutions strategy.

Portfolio optimization – with its heightened focus on investing resources in high-growth, high-return areas and divesting non-strategic assets – will be a continuous process in 2006 and beyond.

We have also identified new opportunities to leverage our global infrastructure to support growth and improve margins. Over the past few years we have successfully reduced costs within each of our market groups. Now we are looking across the groups to capture synergies, share services and implement best practices company wide. Our objective is to create a more agile and efficient company.

STRENGTHENING THE LEADERSHIP TEAM

As The Thomson Corporation implements a common business strategy across its market groups, the role of the corporate center is evolving. In 2005, we strengthened the corporate leadership team to provide oversight for new initiatives to accelerate growth, optimize our portfolio of businesses and leverage infrastructure.

Our board of directors continues to provide diligent oversight on strategic planning, risk identification, and financial and human resources issues. In 2005, we were delighted to welcome a new board member, Mary Cirillo, who brings fresh perspectives and new insights on the financial services and technology sectors to our board.

REAFFIRMING OUR MISSION, VISION AND VALUES

Throughout our company’s transformation over the past decade, our mission has not changed. The first words in our mission statement are “deliver superior shareholder value” and the final words are “help our customers succeed.” Building on the achievements of 2005, we feel we are better positioned than ever to carry out our mission – and with increased vigor.

Our vision is to “be the leading global provider of integrated information-based solutions to business and professional customers.” We see this as a journey, not a destination, because each new year and each new technology brings opportunities to enhance our solutions with high-value analytical and transaction tools and services.

Our core value has long been “commitment to our people.” While we are proud of the quality of our content and technology, we are proudest of the quality of Thomson people. The talent of our 40,500 Thomson colleagues around the world is the company’s deepest source of competitive advantage. We want to take this opportunity to extend our thanks to them – and to our shareholders – for their continued support.

Sincerely,

David K. R. Thomson	Richard J. Harrington
Chairman of the Board	President & Chief Executive Officer

Financial Highlights*

THE THOMSON CORPORATION

	2005	2004	Change
Revenues	8,703	8,057	+	8%
Operating profit	1,464	1,330	+	10%
Earnings attributable to common shares	930	1,008	-	8%
Earnings per common share (EPS)	$1.42	$1.54	-	8%
Adjusted earnings from continuing operations(1)	939	798	+	18%
Adjusted EPS from continuing operations(1)	$1.43	$1.22	+	17%
Shareholders’ equity	9,963	9,962
Net cash provided by operating activities	1,879	1,808	+	4%
Free cash flow(2)	1,194	1,123	+	6%

MARKET GROUPS

Legal & Regulatory

	2005	Change
Revenues	$3,491	+	7%
Adjusted operating profit(3)	$982	+	9%
Adjusted operating profit margin(3)	28.1%	+	3%

Learning

	2005	Change
Revenues	$2,319	+	7%
Adjusted operating profit(3)	$350	+	7%
Adjusted operating profit margin(3)	15.1%	+	1%

*

Millions of U.S. dollars except per common share amounts. Adjusted earnings from continuing operations, adjusted EPS from continuing operations and free cash flow are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures within the MD&A.

Revenue by Market Group	Revenue by Media	Revenue by Geography

Financial

	2005	Change
Revenues	$1,897	+	9%
Adjusted operating profit(3)	$334	+	14%
Adjusted operating profit margin(3)	17.6%	+	4%

Scientific & Healthcare

	2005	Change
Revenues	$1,018	+	14%
Adjusted operating profit(3)	$235	+	21%
Adjusted operating profit margin(3)	23.1%	+	6%

(1)	Excludes one-time items. For a full reconciliation to reported earnings, see page 33.
(2)	Net cash provided by operating activities less net capital expenditures, other investing activities and dividends paid on preference shares.
(3)	Excludes amortization of identifiable intangible assets. For a reconciliation to operating profit and operating profit margin, see pages 57 and 58.

Growth Metrics*

REVENUES	OPERATING PROFIT	OPERATING MARGIN

Revenues increased 8% in 2005 vs. 2004, to $8.7 billion, driven by 12% growth in electronic solutions, software and services.	Operating profit increased 10% in 2005 vs. 2004, as a result of higher revenues and improved efficiencies.	Operating profit margin increased to 16.8% in 2005, the sixth consecutive year of margin expansion.

*

Millions of U.S. dollars except per common share amounts. Adjusted EPS from continuing operations and free cash flow are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures on pages 109 and 111.

EARNINGS PER COMMON SHARE	CASH FLOW	DIVIDENDS PER SHARE

Earnings per common share	Net cash provided by operating activities
Adjusted EPS from continued operations(1)	Free cash flow(2)

Strong operating performance drove adjusted earnings up 17% in 2005 to $1.43 per share.	Free cash flow, a key measure of financial strength, has more than doubled over the past five years.	Steadily increasing cash dividends have enhanced total returns to shareholders.

(1)	Excludes one-time items. For a full reconciliation to reported earnings, see the six-year summary on page 109.
(2)	Net cash provided by operating activities less net capital expenditures, other investing activities and dividends paid on preference shares.
(3)	Excludes a special dividend of $0.428 related to the sale of our 20% interest in Bell Globemedia Inc.

IT’S NOT JUST THE INFORMATION.

An estimated 10 billion documents are available on the Internet, and that number is thought to double every year. But quantity of data doesn’t equal quality of knowledge. Knowledge workers need information that is relevant, reliable and comprehensive. Their careers depend on it.

Thomson Legal & Regulatory’s data centers store more than 100 terabytes of unique data – roughly five times the amount of information in the U.S. Library of Congress – constituting one of the world’s largest databases of legal information. Thomson employs more than 1,000 attorneys to ensure that our legal information is accurate, timely and useful. The information is delivered globally where and when needed to help prepare the case or close the deal.

The Internet-enabled world is an increasingly intelligent, almost sentient extension of human capabilities.

A major breakthrough in healthcare is the ability to improve outcomes by integrating highly comprehensive medical databases with highly specific information about the individual patient. InfoButton, a hospital workflow solution from Thomson Scientific & Healthcare, gives doctors and nurses seamless access to comprehensive drug and disease information along with patient data from their medical facility’s records. Without leaving a patient’s bedside, a doctor can determine which drug and dosage to prescribe, not just for the particular illness but also for the specific patient.

THE NETWORK IS BECOMING A LIVING THING.

The information revolution is not about the Internet; it’s about empowering the knowledge worker by making processes easier, faster and more accurate. It’s about improving performance by translating information into insight and action.

In the financial services industry, performance matters. Billions of dollars are at stake. Thomson Financial delivers integrated workflow solutions that drive performance when it matters most. With a few mouse clicks, traders can analyze and seamlessly execute trades. With more than $100 trillion already traded on Thomson Financial’s platforms, traders are driving greater performance and returns instead of spending time jostling and yelling on the trading floor.

WHAT WAS ONCE WORK IS NOW FLOW.

LEARNING HAS LEFT THE BUILDING.

Thanks to distance learning and digital technology, education is no longer confined within classroom walls. Just as universal Internet access, telecommuting and wireless technologies are freeing businesses from the limitations of traditional infrastructure – so too, the home of learning needn’t be a brick and mortar lecture hall or corporate training center anymore.

From Scottsdale to Singapore, Thomson Learning provides online courseware, services and interactive digital learning tools – as well as textbooks – that help people learn more efficiently, wherever and whenever they need to expand their knowledge.

WHETHER YOU WIN OR LOSE DEPENDS ON HOW YOU CHANGE THE GAME.

The world’s economy is fast becoming a knowledge economy. The market for knowledge and for talent is truly global. Expertise, like information, can be accessed from anywhere on earth.

One of the fastest growing offices at Thomson today is in Bangalore, where we are recruiting highly qualified young technologists and information specialists from one of the world’s great sources of emerging talent.

The competitive landscape is changing daily, but one thing’s clear – the winners will be those companies that make innovation and adaptability their core competencies. We at Thomson salute these game-changers, and will continue to support their success with solutions that help them be more productive, efficient and agile.

Financial and Corporate Information

Index to Financial and Corporate Information

24	Management’s Discussion and Analysis

24	Overview

29	Use of Non-GAAP Financial Measures

30	Results of Operations

42	Liquidity and Capital Resources

49	2006 Outlook

49	Related Party Transactions

50	Employee Future Benefits

51	Subsequent Events

52	Accounting Changes

52	Critical Accounting Policies

54	Recently Issued Accounting Standards

55	Additional Information

57	Reconciliations

60	Quarterly Information

61	Management Report

62	Auditors’ Report

63	Consolidated Statement of Earnings and Retained Earnings

64	Consolidated Balance Sheet

65	Consolidated Statement of Cash Flow

66	Notes to Consolidated Financial Statements

66	Note 1	Summary of Significant Accounting Policies

72	Note 2	Changes in Accounting Policies

72	Note 3	Net Other (Expense) Income

73	Note 4	Net Interest Expense and Other Financing Costs

73	Note 5	Income Taxes

76	Note 6	Discontinued Operations

77	Note 7	Earnings per Common Share

78	Note 8	Accounts Receivable Allowances

79	Note 9	Inventories

79	Note 10	Computer Hardware and Other Property

80	Note 11	Computer Software

80	Note 12	Identifiable Intangible Assets

81	Note 13	Goodwill

82	Note 14	Financial Instruments

86	Note 15	Capital

88	Note 16	Employee Future Benefits

92	Note 17	Contingencies, Commitments and Guarantees

94	Note 18	Acquisitions and Disposals

96	Note 19	Cumulative Translation Adjustment

96	Note 20	Stock-based Compensation

100	Note 21	Supplemental Cash Flow Information

100	Note 22	Related Party Transactions

101	Note 23	Business Interruption Insurance

101	Note 24	Segment Information

104	Note 25	Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

107	Note 26	Subsequent Events

108	Six-Year Summary

Management’s Discussion and Analysis

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the year ended December 31, 2005, compared to the preceding fiscal year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to “we,” “our” and “us” are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled “Forward-Looking Statements” on page 56 of this management’s discussion and analysis and in the “Risk Factors” section of our annual information form, which is also contained in our annual report on Form 40-F. This management’s discussion and analysis is dated as of February 23, 2006.

OVERVIEW

Our Business and Strategy

We are one of the world’s leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into our customers’ workflows is a significant competitive advantage as it leads to strong customer retention and barriers to entry for competitors. Over time, we believe that these attributes translate into more pricing power, higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.

As a global company that provides services in approximately 130 countries, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers’ workflows.

We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we will continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

•        THOMSON LEGAL & REGULATORY is a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Thomson Elite, FindLaw, Gee, IOB, Lawbook, LIVEDGAR, RIA, Sweet & Maxwell and Thomson & Thomson.

•        THOMSON LEARNING is a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Thomson Course Technology, Thomson Delmar Learning, Thomson Gale, Thomson Heinle, Thomson Nelson, Thomson NETg, Thomson Prometric, Thomson South-Western and Thomson Wadsworth.

•        THOMSON FINANCIAL is a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents and TradeWeb.

•        THOMSON SCIENTIFIC & HEALTHCARE is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, Gardiner-Caldwell, Medstat, Micromedex, MicroPatent, PDR (Physicians’ Desk Reference), Physicians World, Thomson Pharma, ISI Web of Science and Web of Knowledge.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.

Effective January 1, 2005, we reorganized certain businesses within our market groups. Within Thomson Learning, the international operations within the Academic Publishing and Reference group were transferred to the Lifelong Learning group. In addition, Thomson Learning’s operations which produce textbook and print and electronic materials for information technology instruction (Thomson Course Technology) and textbook and learning materials for the technology, trade healthcare, professional and career education markets (Thomson Delmar Learning) were transferred from the Lifelong Learning group to the Academic Publishing and Reference group. Additionally, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provide scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog NewsEdge operations, which provide business news and information. Results for current and prior periods reflect these organizational changes.

PERCENTAGE OF TOTAL

2005 REVENUES

The following table summarizes selected financial information for 2005, 2004 and 2003, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)		2005		2004		2003(3)
Consolidated statement of earnings data
Revenues		8,703		8,057		7,391
Operating profit		1,464		1,330		1,162
Earnings from continuing operations(1)		926		856		826
Earnings from discontinued operations, net of tax		8		155		39
Net earnings(1)		934		1,011		865
Basic and diluted earnings per common share from continuing operations(1)		$1.41		$1.30		$1.28
Basic and diluted earnings per common share(1)		$1.42		$1.54		$1.34

Consolidated balance sheet data
Cash and cash equivalents		407		405		683
Total assets		19,436		19,645		18,687
Total long-term liabilities		6,366		6,600		6,349
Shareholders’ equity		9,963		9,962		9,193

Dividend data
Dividends per common share – ordinary (US$)		$0.790		$0.755		$0.725
Dividends per common share – special (US$)		—		—		$0.428
Dividends per Series II preferred share (Cdn$)	C$	0.77	C$	0.70	C$	0.82
Dividends per Series V preferred share (Cdn$)		—		—	C$	0.32

Other data(2)
Adjusted earnings from continuing operations		939		798		687
Adjusted earnings per common share from continuing operations		$1.43		$1.22		$1.05
Net debt		3,683		3,718		3,373
Free cash flow		1,194		1,123		983

(1)   Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

(2)   These are non-GAAP financial measures. See page 29 for definitions.

(3)   A full discussion of results for 2004 compared to 2003 is included in our management’s discussion and analysis for the year ended December 31, 2004. Significant trends and items affecting comparability over the three-year period are noted within this management’s discussion and analysis.

Revenues

The following graphs show the percentage of our 2005 revenues by media, type and geography.

REVENUE BY MEDIA	REVENUE BY TYPE	REVENUE BY GEOGRAPHY

Our revenues are derived from a diverse customer base. In 2005, 2004 and 2003, no single customer accounted for more than 2% of our total revenues.

We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and, more recently, through handheld wireless devices. In 2005, electronic, software and services revenues as a percentage of our total revenues increased to 69% from 66% in 2004 and 64% in 2003 primarily due to the continued evolution of customers’ preferences towards electronic products and solutions. In the long-term, we expect that electronic, software and services revenues as a percentage of our total revenues will continue to increase as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world.

For each year from 2003 to 2005, approximately 65% of our revenues were generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers’ option, and the renewal dates are spread over the course of the year. Because a high proportion of our revenues come from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold.

We segment our revenues geographically by origin of sale in our financial statements. In 2005, 83% of our revenues were from our operations in North America, consistent with 2004 and 2003. In the long-term, we are striving to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

We routinely update a number of our key products and services by adding functionality or providing additional services to our existing offerings to make them more valuable and attractive to our customers and, thereby, increase our revenues from existing customers. Because of the dynamic nature of our products and services, management does not find it useful to analyze large portions of its revenue base using traditional price versus volume measurements. As it is difficult to assess our revenue changes from a pure price versus volume standpoint when products are continually evolving, we limit these measurements to our analysis of more static products and service offerings.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 59% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2005 compared to approximately 57% in 2004 and 58% in 2003. No other category of expenses accounted for more than 15% of our operating costs in 2005, 2004 or 2003.

Acquisitions and Dispositions

During 2005, we completed 35 acquisitions for an aggregate cost of less than $0.3 billion with no purchase price of any individual business greater than $75 million. In 2004 and 2003, we completed an aggregate of 84 acquisitions with total cash outlays of approximately $1.5 billion. The reduction in activity was primarily due to our focus in 2005 on integrating the prior year acquisitions. In 2006, we expect that the total amount of cash outlays for acquisitions will range from $0.2 billion to $0.5 billion, net of dispositions.

Our 2005 acquisitions were tactical in nature and primarily related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle that drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. In 2005, acquired businesses generated approximately half of our total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that we acquired have initially had lower margins than our existing businesses. In 2005, our largest acquisition was Global Securities Information (GSI), a provider of online securities and securities-related information and research services.

In 2004 and 2003, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over a three-year period ending in 2007 based upon the achievement of certain growth targets. In 2005, we paid $50 million in contingent consideration associated with the TradeWeb acquisition.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses.

In 2005, we decided to sell our scientific and healthcare group’s American Health Consultants business, a medical newsletter publisher and medical education provider. While this business possesses strong brand equity, a loyal customer base and talented employees, it does not provide the type of synergies that strengthen our core integrated information solutions. Results from this business unit have been reclassified to discontinued operations and prior periods have been restated. Other than certain minor investments, there were no dispositions in 2005. During 2003 and 2004, we completed 16 dispositions for aggregate consideration of approximately $1.0 billion. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc. (BGM) in March 2003 for $279 million, the sale of our healthcare magazines in October 2003 for $135 million and the sale of Thomson Media group in October 2004 for gross proceeds of $350 million. For more information, see the section entitled “Discontinued Operations.”

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•        ADJUSTED OPERATING PROFIT. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the section entitled “Reconciliations.”

•        ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes or on cash taxes paid. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 33 and page 41.

•        NET DEBT. We measure our net debt, which we define as our total indebtedness, including associated hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 42.

•        FREE CASH FLOW. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the conciliation of this measure to the most directly comparable Canadian GAAP measure on page 45.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.

We no longer report adjusted EBITDA, but we do report depreciation for each of our market groups. See the section below entitled “Additional Information” for these depreciation amounts.

RESULTS OF OPERATIONS

The following discussion compares our results for the fiscal years ended December 31, 2005, 2004 and 2003 and for the three-month periods ended December 31, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled “Discontinued Operations” for a discussion of these operations. Segmented results now include the results of all operations in a segment. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Prior years’ results were reclassified to present disposals within the appropriate market group. In analyzing the results of our operating segments, we measure the performance of existing business and the impact of acquired business and foreign currency translation.

The following table summarizes our consolidated results for the years indicated.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2005	2004	2003
Revenues	8,703	8,057	7,391
Operating profit	1,464	1,330	1,162
Operating profit margin	16.8%	16.5%	15.7%
Net earnings(1)	934	1,011	865
Earnings per share attributable to common shares(1)	$1.42	$1.54	$1.34

(1) Results are not directly comparable due to certain one-time items.

REVENUES. In 2005, revenues grew 8%, comprised almost evenly of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in our scientific and healthcare group, Capstar and KnowledgeNet in our learning group, and TradeWeb in our financial group. For our existing businesses, revenue growth was exhibited in all four market groups, reflecting customer demand for our integrated solutions and overall growth in the markets we serve. See the analysis of our segment results for further discussions of our revenue growth.

In 2004, revenues grew 7% excluding foreign currency translation. This increase was attributable to both contributions from acquisitions and from growth in existing businesses. The most significant contributions from acquisitions were derived from CCBN and TradeWeb in our financial group and BIOSIS in our scientific and healthcare group.

OPERATING PROFIT. In 2005, the increase in operating profit reflected higher revenues due to contributions from existing and acquired businesses. The operating margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. Improvement in our operating margin was tempered by the inclusion in 2004 results of $19 million of insurance recoveries related to September 11, 2001.

Operating profit and related margin growth in 2004 reflected the previously mentioned insurance recoveries, as well as higher revenues from existing businesses. Additionally, operating profits benefited from continued efficiency efforts and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation compared to 2003.

DEPRECIATION AND AMORTIZATION. Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortization increased $24 million, or 8%, due to the amortization of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.

Depreciation in 2004 increased $33 million, or 6%, compared to 2003. This increase reflected recent acquisitions and capital expenditures. Amortization increased $7 million, or 3%, compared to 2003, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

NET OTHER EXPENSE/INCOME. Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt of $23 million (discussed in the section below entitled “Financial Position”) and a charge of $15 million to reduce the carrying value of one of our equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.

In 2004, net other income of $24 million primarily consisted of a $35 million gain on the sale of an investment, the receipt of the second settlement payment of $22 million from Skillsoft PLC and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson, our controlling shareholder (discussed under “Related Party Transactions”). These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled “Financial Position”). In 2003, net other income of $61 million primarily consisted of a gain on the sale of our 20% interest in BGM (discussed in the section entitled “Related Party Transactions”) and the receipt of the first $22 million settlement payment from Skillsoft.

NET INTEREST EXPENSE AND OTHER FINANCING COSTS. Our net interest expense and other financing costs in 2005 declined 5% primarily due to the refinancing of certain debt in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed in the section entitled “Financial Position”). Net interest expense and other financing costs in 2004 decreased 7% compared to 2003, which reflected lower average levels of outstanding net debt and lower interest rates.

INCOME TAXES. Our income tax expense in 2005 represented 23.7% of our earnings from continuing operations before income taxes. This compares with equivalent effective rates of 23.5% in 2004 and 14.9% in 2003. Our effective income tax rate is lower than the Canadian corporate income tax rate of 36%, due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of inter company interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate tax rate.

There were certain one-time items that impacted our income tax expense in 2005. In the second quarter of 2005, we released $137 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, in the fourth quarter of 2005, we repatriated a substantial portion of certain of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through inter company financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation, which reduced our cash flow from operations and our net earnings in the fourth quarter by the same amount. Beginning in 2006, this recapitalization is expected to lower our effective tax rate and improve net earnings and cash flow from operations. We expect to fully recoup the one-time tax charge of $125 million by the end of 2007 through lower tax payments with continuing benefits beyond that period. The net effect of both of these one-time tax items was a $12 million reduction in the tax provision for the full year of 2005.

The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom. In 2003, the income tax provision included a benefit of $64 million principally related to the release of tax contingencies in the United Kingdom associated with a favorable tax settlement.

The balance of our deferred tax assets at December 31, 2005 was $1,397 million compared to $1,313 million at December 31, 2004. Our deferred tax assets consist primarily of tax losses and other credit carry forwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities. We establish valuation losses for any remaining deferred tax assets that we do not expect to be able to use against deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2005 was $462 million compared to $408 million at December 31, 2004. The net movement in the valuation allowance from 2004 to 2005 primarily relates to additional Canadian losses sustained in 2005 which we do not anticipate using because we expect to continue to incur losses in Canada.

In 2006, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. After giving effect to the 2005 recapitalization as well as our ongoing asset consolidation initiatives, we expect our effective tax rate in 2006 will be in the low 20% range. We believe our effective rate will be sustainable. However, our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.

See the section entitled “Contingencies” for further discussion of income tax liabilities.

EARNINGS ATTRIBUTABLE TO COMMON SHARES AND EARNINGS PER COMMON SHARE. Earnings attributable to common shares were $930 million in 2005 compared to $1,008 million in 2004. Earnings per common share were $1.42 in 2005 compared to $1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.

Earnings attributable to common shares were $1,008 million in 2004 compared to $877 million in 2003. Earnings per common share were $1.54 in 2004 compared to $1.34 in 2003. The increases in reported earnings and earnings per common share were largely the result of higher operating profit and gains on the sales of discontinued operations.

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)	2005	2004	2003
Earnings attributable to common shares	930	1,008	877
Adjustments for one-time items:
Net other expense (income)	28	(24)	(74)
Tax on above item	1	10	8
Release of tax credits	(137)	(41)	(64)
Withholding tax on dividend	125	—	—
Net gain on redemption of Series V preference shares	—	—	(21)
Discontinued operations	(8)	(155)	(39)
Adjusted earnings from continuing operations attributable to common shares	939	798	687
Adjusted earnings per common share from continuing operations	$1.43	$1.22	$1.05

Our adjusted earnings from continuing operations for 2005 increased 18% compared to 2004 largely as a result of higher operating profit stemming from higher revenues, which more than offset the impact of higher pension and other benefit plans expense. Our adjusted earnings in 2004 increased 16% compared to 2003 also as a result of higher operating profits, but additionally reflected benefits from insurance recoveries and stock appreciation rights offset by higher pension and other benefit plans expense and a higher effective tax rate.

Operating Results by Business Segment

See the “Reconciliations” section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Year ended December 31
(millions of U.S. dollars)	2005	2004	2003
Revenues	3,491	3,276	3,012
Adjusted operating profit	982	897	809
Adjusted operating profit margin	28.1%	27.4%	26.9%

2005 v. 2004

Thomson Legal & Regulatory’s financial performance in 2005 reflected a continuation of significant trends from the prior year. Revenues increased 7% comprised of the following:

•        approximately 4% due to higher revenues from existing businesses;

•        almost 2% from contributions of newly acquired businesses; and

•        less than 1% from the favorable impact of foreign currency translation.

Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over 2004. Revenue from sales of software and services increased 14% reflecting strong growth from FindLaw, tax and accounting software products and acquired companies. These increases were partially offset by a slight decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from 18 acquisitions in 2005. Among our newly acquired businesses were Global Securities Information, Inc., a provider of securities and securities-related information and research services, which will further enhance our online offerings, and Tax Partners, LLC, a tax compliance service firm, which expands our service offerings in the outsourcing solutions market.

In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. Within our North American tax and accounting group, our Checkpoint online service revenue also increased. The revenue increases for both North American Westlaw and Checkpoint were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for our solutions.

The growth in adjusted operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The operating margin increased as the effects of scale in our existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

2004 v. 2003

In 2004, revenues for Thomson Legal & Regulatory increased primarily due to higher revenues from existing businesses, with strong performances by Westlaw, Checkpoint, our international online services, FindLaw and our legal education business. This revenue growth was offset, in part, by a decrease in print and CD products revenues as customers continue to migrate toward our online offerings. Revenue growth was also attributable to newly acquired businesses, principally Thomson Elite, and the favorable impact of foreign currency translation. The growth in adjusted operating profit and improvement in its corresponding margin in 2004 resulted from the higher revenues and impact of improved operating efficiencies.

OUTLOOK

Growth in the overall legal information market remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. Law firms are increasing expenditures on talent and practice development, while exploring outsourcing of managed services. Increasing compliance requirements, such as those stemming from the Sarbanes-Oxley Act, have significantly affected the accounting labor market, increasing the demand for compliance information and software and for labor saving and outsourcing solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and our outsourcing solutions.

Thomson Learning

	Year ended December 31
(millions of U.S. dollars)	2005	2004	2003
Revenues	2,319	2,174	2,052
Adjusted operating profit	350	327	336
Adjusted operating profit margin	15.1%	15.0%	16.4%

2005 v. 2004

Results in 2005 for Thomson Learning reflected the evolving education market and the intense competitive environment. Revenues increased 7% comprised of the following:

•        4% from contributions of newly acquired businesses;

•        about 2% from higher revenues of existing businesses; and

•        less than 1% from the favorable impact of foreign currency translation.

The impact of acquired businesses was primarily due to Capstar and KnowledgeNet, both of which were acquired in the second half of 2004. Additionally, Thomson Learning completed eight acquisitions in 2005 that primarily supplemented its existing Academic offerings. None of the 2005 acquisitions were individually significant.

In the Academic group, higher sales of custom products and new textbook editions, particularly in business and economics, resulted in increased revenues within our domestic higher education businesses. Growth in these revenues was tempered by higher returns as students continued to seek alternate sources for their course materials to address pricing concerns. To minimize the impact of supply from alternate sources, our higher education businesses continued to focus on shifting demand for older editions to customized or specialized products and services only available from the original publisher. Revenues from our library reference business increased slightly compared to the prior year as increased sales of electronic products more than offset a decline in sales for print offerings. The migration of collections to electronic products reflected evolving customer preferences toward electronic versions and continuing government budget constraints, which limited the funds that libraries have to spend on multiple media formats of reference material. We are beginning to see more deferred revenue in our learning group arising from a change in our sales mix toward more electronic products, which results in the recognition of revenue over time rather than all at the time of sale.

Revenues for our Lifelong Learning group increased primarily due to the impact of acquired businesses, as well as growth in our English language training business and in the professional testing market. These increases were partially offset by the loss of revenues from a significant government testing contract in the United Kingdom that ended in September 2004 and lower revenues from the information technology testing market. The competitive environment and ongoing corporate budget constraints in the corporate e-training and IT markets continued to affect our businesses in these segments.

The increase in adjusted operating profit and the slight improvement in its corresponding margin largely reflected the increased revenues described above. Profit margins were impacted by the loss of the government testing contract in the United Kingdom discussed above and higher performance-related expenses compared to the prior year.

2004 v. 2003

Revenues for Thomson Learning increased in 2004 compared to the prior year due to both acquired businesses and growth from existing businesses, as well as the favorable impact of foreign currency translation.

In the Academic group, revenues increased primarily due to higher sales in our vocational and career markets. In higher education, overall textbook sales increased largely as a result of custom product offerings. Lifelong Learning’s revenues increased primarily due to growth in government and professional testing offerings, sales in international markets, driven by growth in our English language training business, and the impact of acquired businesses. Growth was moderated by the expiration in September 2004 of the government testing contract in the United Kingdom discussed above.

In 2004, adjusted operating profit and the related margins were impacted by restructuring costs of $9 million which were recorded in the fourth quarter and were associated with consolidating operations of existing and acquired businesses. Additionally, comparisons with the prior year and the fourth quarter were affected by net credits of $11 million recorded in the fourth quarter of 2003. The net credits of $11 million were comprised of a $27 million benefit largely related to the reversal of incentive accruals, partially offset by $16 million of charges related to severance and lease termination costs. Excluding these items, the adjusted operating profit margin declined slightly due to additional product and market investments and the impact of acquired businesses that have lower initial margins.

OUTLOOK

The importance of lifelong education in a global knowledge-based economy is increasingly recognized, and we expect to benefit from this trend. We expect that the growing acceptance of blended (online and classroom) learning will transform the learning market and, given our content, technology and financial resources, place us in a strong position to deliver high-value solutions designed to meet customer needs. For example, we are currently collaborating with professors, students and institutions to design, build and deliver new instructional solutions that leverage our content, media assets, test banks, applications and expertise, which we expect will improve instructors’ productivity and students’ learning efficiency. However, in the short term, we anticipate that tough competition in the corporate training market will depress the prices of our offerings in that market. Our focus on custom publishing will become even more important as the Internet has changed the dynamics of the higher education market by creating transparency of the used book market and price sensitivity. Additionally, as electronic offerings continue to grow as a percentage of total revenues, we expect that, over time, the dramatic seasonal swings in our revenues from quarter to quarter will lessen. However, since revenues from electronic offerings are generally recognized in equal installments over a period of time, as opposed to all at once on the sale of a print product, our reported revenue growth may be tempered as this transition occurs.

Thomson Financial

	Year ended December 31
(millions of U.S. dollars)	2005	2004	2003
Revenues	1,897	1,738	1,526
Adjusted operating profit	334	294	230
Adjusted operating profit margin	17.6%	16.9%	15.1%

2005 v. 2004

Results in 2005 for Thomson Financial reflected improving underlying market conditions and continued success of key offerings. Revenues in 2005 increased 9% due equally to higher revenues from existing businesses and contributions from newly acquired businesses. The effect of foreign currency translation did not impact overall results.

Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and U.S. dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45% in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.

Adjusted operating profit increased due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in adjusted operating profit in 2004 were insurance recoveries of $19 million related to September 11, 2001. Excluding these recoveries, the increase in adjusted operating profit and improvement in its corresponding margin would have been more pronounced.

2004 v. 2003

Revenues in 2004 for Thomson Financial increased primarily due to the impact of acquired businesses, including TradeWeb and CCBN, but also reflected growth from existing businesses and the favorable impact of foreign currency translation. Revenues from existing businesses in the United States increased in 2004 as a result of new sales and higher usage and transaction revenues. Thomson ONE workstations increased 56% in 2004, due to user migration from legacy products and new client sales. In 2004, European revenues from existing businesses declined compared with the prior year due to difficult market conditions. Many of our customers responded to these difficult market conditions by tightening their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing.

Adjusted operating profit increased due to the increase in revenues. Included in adjusted operating profit were insurance recoveries related to September 11, 2001 of $19 million in 2004 and $4 million in 2003. Excluding these insurance recoveries from both 2004 and 2003, the adjusted operating margin increased as a result of lower depreciation, as a percentage of revenues, due to the timing of capital spending.

OUTLOOK

The general trend towards privatization, market liberalization and the increasing sophistication of financial markets continues globally. In 2006, we anticipate that these trends will benefit Asia, in particular, followed by North America and Europe. In the financial services market, we continue to see increasingly complex investment and trading strategies, new types of investment instruments, and regulatory pressures. Given these expected market conditions and trends, we anticipate revenue growth for existing businesses to be driven by the continued rollout of the Thomson ONE platform and further asset class expansion for TradeWeb.

Thomson Scientific & Healthcare

	Year ended December 31
(millions of U.S. dollars)	2005	2004	2003
Revenues	1,018	893	826
Adjusted operating profit	235	195	162
Adjusted operating profit margin	23.1%	21.8%	19.6%

2005 v. 2004

The financial performance for Thomson Scientific & Healthcare in 2005 reflected contributions from prior year investments and further expansion of our information solutions. Revenues increased 14% comprised of the following:

•        11% from contributions of newly acquired businesses;

•        over 3% due to higher revenues from existing businesses; and

•        no impact from foreign currency translation.

The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific & Healthcare completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma and healthcare decision support offerings. Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs. Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for our workflow solutions. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group’s European businesses.

Adjusted operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from our IHI acquisition. During 2005, relative to IHI, we successfully completed the consolidation of several offices, integrated back office services, consolidated and optimized sales forces for certain businesses, and consolidated technology platforms. The efficiencies and cost savings resulting from these actions are expected to be reflected in our operating margin in future periods.

2004 v. 2003

Revenues for Thomson Scientific & Healthcare in 2004 increased due to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenues also benefited from a favorable impact from foreign currency translation. Revenue growth from existing business was primarily due to higher subscription revenues for the ISI Web of Science and the Micromedex electronic product portfolio, as well as increased customer spending for healthcare decision support products. The increases in adjusted operating profit and its corresponding margin compared to the prior year reflected the higher 2004 revenues and effective integration and cost management efforts.

OUTLOOK

We believe that demand for scientific and healthcare information solutions will continue to grow due to the ongoing investments in scientific research and development in many technology-driven sectors, especially life sciences. This demand is especially high for solutions that help manage costs and facilitate effective and efficient decision support at the point-of-care. We, therefore, anticipate continued growth in our electronic information solutions and decision support products.

Corporate and Other

2005 v. 2004

Corporate and other expenses were $128 million in 2005 compared to $98 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. See the section entitled “Employee Future Benefits” for further discussion of our pension and other defined benefit plans expense.

2004 v. 2003

Corporate and other expenses in 2004 were virtually unchanged from 2003. Increases in expenses for pensions and other defined benefit plans, as well as other corporate expenses, were offset by an accrual reversal related to insurance claims and a benefit associated with stock appreciation rights.

OUTLOOK

We anticipate corporate and other expenses to increase in 2006. Most notably, we expect to incur greater expense associated with our pension and defined benefit plans due to greater amortization of actuarial losses.

Discontinued Operations

The following businesses, along with one other small business from Thomson Learning, which was sold in June 2003, were classified as discontinued operations within the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. None of these businesses was considered fundamental to our integrated information offerings.

In December 2005, our board of directors approved our plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider. We have reclassified the results of this business to discontinued operations. Its results had previously been included within our Thomson Scientific & Healthcare segment.

In 2005, discontinued operations included adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001, and Thomson Media which we sold in 2004.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. We recorded a post-tax gain of $94 million in 2004.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax gain of $7 million in the first quarter of 2004 on this sale.

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

For more information on discontinued operations, see note 6 to our consolidated financial statements.

Return on Invested Capital

We measure our return on invested capital (ROIC) to assess, over the long-term, our ability to create value for our shareholders. Our goal is to show continuous improvement in this return by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our adjusted operating profit (including discontinued operations), less taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2005, our ROIC was 7.8%, a slight increase from 7.6% for 2004 and 7.4% for 2003. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We continue to focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2001, we have increased our operating margin from 11.6% to 16.8% and grown free cash flow at a compounded rate of almost 20% to $1.2 billion in 2005.

Review of Fourth Quarter Results

The following table summarizes our consolidated results for the fourth quarter of 2005 and 2004.

	Quarter ended December 31
(millions of U.S. dollars)	2005	2004
Revenues	2,428	2,313
Operating profit	555	488
Operating profit margin	22.9%	21.1%
Net earnings	250	438
Earnings per share attributable to common shares	$0.38	$0.67

REVENUES. The 5% increase in revenues for the three-month period ended December 31, 2005 was comprised of the following:

•        slightly more than 4% from growth of existing businesses;

•        almost 2% from contributions of acquired businesses; and

•        approximately 1% decrease due to the unfavorable impact of foreign currency translation.

The growth from existing businesses was contributed by all four market groups. Notably, the legal and regulatory group’s online products and the scientific and healthcare group’s hospital and decision support solutions exhibited continued strong performance. Our financial group benefited from increased transaction volumes. Increased revenues for our learning group were a result of higher international sales as domestic higher education revenues were consistent with that of 2004. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in our scientific and healthcare group.

OPERATING PROFIT. Operating profit for the three months ended December 31, 2005 increased 14%. This increase was primarily due to the increase in revenues. The corresponding operating margin also increased as the benefits of scale were realized. Additionally, the operating margin benefited as there were certain restructuring costs incurred in the comparable 2004 period in our learning group that did not repeat in 2005.

DEPRECIATION AND AMORTIZATION. Depreciation for the three months ended December 31, 2005 decreased $6 million, or 4%, compared to the same period in 2004 due to the timing of capital expenditures. Amortization for the three months ended December 31, 2005 increased $1 million, or 1%, compared to the 2004 period reflecting the expense of newly acquired intangible assets.

NET OTHER EXPENSE. Net other expense for the three-month period ended December 31, 2005 was $14 million. The expense primarily related to a charge to write down the carrying value of an equity investment to its fair value. The decline in fair value was reflective of our diminished expectations of future growth for our investee. In the fourth quarter of 2004, net other expense was $3 million. The 2004 amount comprised primarily a $35 million gain on the sale of an investment, as well as a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (see further discussion under “Related Party Transactions”). These gains were offset by a $53 million loss associated with the early redemption of certain debt (discussed in the section entitled “Financial Position”).

NET INTEREST EXPENSE AND OTHER FINANCING COSTS. Our net interest expense and other financing costs for the three-month period ended December 31, 2005 declined 8% compared to the same period in 2004 primarily as a result of lower interest rates on our debt due to our refinancings of certain debt in 2005 and 2004 (discussed in the section entitled “Financial Position”).

INCOME TAXES. Income taxes for the three-month period ended December 31, 2005 increased significantly compared to the same period due to our repatriation of a substantial portion of some of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was affected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation. Income taxes for both periods in the current and prior year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full-year.

EARNINGS ATTRIBUTABLE TO COMMON SHARES AND EARNINGS PER COMMON SHARE. Earnings attributable to common shares were $249 million for the three months ended December 31, 2005 compared to $437 million in the same period in 2004. Earnings per common share were $0.38 in the three months ended December 31, 2005 compared to $0.67 in the comparable period in 2004. The decreases in earnings and earnings per common share were primarily due to higher tax expense due to a one-time charge associated with the repatriation of certain earnings and the recognition of gains within discontinued operations in 2004. The results for the three months ended December 31, 2005 and 2004 are not directly comparable because of certain one-time items, the impacts from accounting for income taxes in interim periods, and the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)	2005	2004
Earnings attributable to common shares	249	437
Adjustments for one-time items:
Net other expense	14	3
Tax on above item	—	(1)
Release of tax credits	—	(6)
Withholding tax on dividend	125	—
Interim period effective tax rate normalization	9	14
Discontinued operations	5	(129)
Adjusted earnings from continuing operations attributable to common shares	402	318
Adjusted earnings per common share from continuing operations	$0.62	$0.49

On a comparable basis, our adjusted earnings from continuing operations for the fourth quarter of 2005 improved over 2004 due primarily to higher profits, lower interest expense and a lower effective tax rate resulting from the 2005 recapitalization of certain subsidiaries through intercompany financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At December 31, 2005, our total assets were $19,436 million, which represented a 1% decrease from the total of $19,645 million at December 31, 2004. This decrease was primarily due to the impact of foreign currency translation and the effect of depreciation and amortization, which more than offset increases in assets related to newly acquired intangible assets and capital expenditures.

Our total assets by market group as of December 31, 2005 and 2004 were as follows:

2005 ASSETS BY MARKET GROUP

	Year ended December 31
(millions of U.S. dollars)	2005	2004
Thomson Legal & Regulatory	7,388	7,316
Thomson Learning	5,477	5,549
Thomson Financial	3,346	3,518
Thomson Scientific & Healthcare	1,769	1,780
Corporate and other	1,440	1,464
Discontinued operations	16	18
Total assets	19,436	19,645

The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity:

	As at December 31
(millions of U.S. dollars)	2005	2004
Short-term indebtedness	202	7
Current portion of long-term debt	98	295
Long-term debt	3,983	4,013
Total debt	4,283	4,315
Swaps	(193)	(192)
Total debt after swaps	4,090	4,123
Less: cash and cash equivalents	(407)	(405)
Net debt	3,683	3,718
Shareholders’ equity	9,963	9,962
Net debt/equity ratio	0.37:1	0.37:1

The following table displays the changes in our shareholders’ equity for the year ended December 31, 2005:

(millions of U.S. dollars)
Balance at December 31, 2004	9,962
Earnings attributable to common shares for the year ended December 31, 2005	930
Additions to paid in capital related to stock compensation plans	23
Common share issuances	22
Repurchases of common shares – normal course issuer bid	(256)
Common share dividend payments	(505)
Change in cumulative translation adjustment	(213)
Balance at December 31, 2005	9,963

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service
Long-term debt	A3	A-	A (low	)
Commercial paper	—	—	R-1 (low	)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At December 31, 2005, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Normal Course Issuer Bid

In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. The bid will terminate on the earlier of May 4, 2006 or the date that we complete our purchases. From time to time, when we do not possess material non-public information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods and insider trading rules. Any such plans entered into with our broker will be adopted in accordance with the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.

The following summarizes our repurchases through December 31, 2005.

Three-month period ended	Shares repurchased	Average price per share	Number of shares available for repurchase
June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97
Total	7,249,400	$35.35	7,750,600

Employee Stock Purchase Plan

In October 2005, our eligible U.S. employees began participating in our new employee stock purchase plan (ESPP). Under the ESPP, participating employees may authorize payroll deductions of between 1% and 10% of their eligible compensation during a quarter, with a maximum of $21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase our common shares at a 15% discount to the New York Stock Exchange closing price on the last business day of a quarter. The discount, which amounted to $1 million in 2005, represents compensation expense for our company. In January 2006, we issued 189,176 common shares in connection with the fourth quarter 2005 employee deductions.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Normal Course Issuer Bid,” we also used our cash to repurchase outstanding common shares in open market transactions.

OPERATING ACTIVITIES. Cash provided by our operating activities in 2005 was $1,879 million compared to $1,808 million for 2004. The change primarily reflected the increase in operating profit from 2004 to 2005 and improvements in the use of working capital, which more than offset a $125 million withholding tax payment associated with the repatriation of certain earnings. The use of working capital improved primarily due to company-wide accounts receivable collection efforts and the favorable timing of payments for normal operating expenses. In order to maximize our cash flow, we continue to focus on limiting the days outstanding of our accounts receivable balance and lengthening the payment terms of our vendors.

INVESTING ACTIVITIES. Cash used in our investing activities in 2005 was $1,071 million compared to $1,463 million for 2004. The decreased use of cash in 2005 was attributable to reduced acquisition spending. In 2004, spending on acquisitions included Information Holdings Inc. for $445 million and TradeWeb for $361 million. These outlays in 2004 were partially offset by an increase in proceeds from the sale of discontinued operations, notably our sale of the Thomson Media group for gross proceeds of $350 million. Results for 2005 included tax payments of $105 million associated with our sale of Thomson Media in 2004.

Capital expenditures in 2005 increased 4% to $642 million from $619 million in 2004. This represented 7.4% and 7.7% of revenues in 2005 and 2004, respectively. Higher capital expenditures in 2005 were incurred primarily at our legal and regulatory and learning groups, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2005, approximately 68% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We also include spending to create the initial version of a textbook or other media (“pre-publication costs”) within capital expenditures. This spending declined from $120 million in 2004 to $110 million in 2005 as a result of targeted efficiency efforts.

We expect our capital expenditures to increase in 2006, but decline as a percentage of revenues as we focus on capital efficiency. We will continue to invest in product-related initiatives and to migrate certain online legal and regulatory, learning and financial services onto unified technology platforms.

FINANCING ACTIVITIES. Cash used in our financing activities was $798 million for the year ended December 31, 2005 compared to $629 million for the year ended December 31, 2004. The increased use of cash largely reflected our repurchase of common shares (see “Normal Course Issuer Bid” above) and higher dividend payments in 2005.

The following table sets forth our common share dividend activity.

	Year ended December 31
(millions of U.S. dollars)	2005	2004
Dividends declared	517	495
Dividends reinvested	(12)	(11)
Dividends paid	505	484

The following describes our significant financing activities from each year.

In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. We recorded a loss of US$23 million as a result of these redemptions, primarily related to early redemption premiums and non-cash write-offs of deferred costs. We primarily financed these redemptions with the net proceeds of an offering of US$400 million of 5.50% debentures due 2035 that we completed in August 2005. Completing these transactions allowed us to lock in historically low interest rates for a 30 year period.

In addition to the early redemptions discussed above, in December and September 2005, we also repaid US$50 million and US$75 million, respectively, of privately placed notes. In March 2005, we repaid $125 million of floating rate notes.

In November 2004, we redeemed Cdn$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of $53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that we also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014. We entered into a swap for the 4.35% notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. We also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million.

In July 2004, we repaid Cdn$250 million of 9.15% notes for US$182 million, and repaid US$150 million of private placement debt.

We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, we completed an offering of Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

FREE CASH FLOW. The following table sets forth a calculation of our free cash flow for 2005 and 2004:

	Year ended December 31
(millions of U.S. dollars)	2005	2004
Net cash provided by operating activities	1,879	1,808
Capital expenditures	(642)	(619)
Other investing activities	(39)	(60)
Dividends paid on preference shares	(4)	(3)
Capital expenditures of discontinued operations	—	(3)
Free cash flow	1,194	1,123

Our free cash flow for 2005 was reduced by a $125 million withholding tax payment associated with the repatriation of certain earnings, which was more than offset by benefits from increased operating profit and working capital improvements.

CREDIT FACILITIES AND COMMERCIAL PAPER PROGRAM. As of December 31, 2005, we maintained revolving unsecured credit facilities of $1.6 billion and a commercial paper program authorized to issue up to Cdn$1.0 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At December 31, 2005, our credit lines and related activity were as follows:

(millions of U.S. dollars)	Credit lines	Amount drawn	Commercial paper outstanding	Lines available
	1,600	(62)	(167)	1,371

In March 2005, we extended the multi-year facility maturities to March 2010, increased the aggregate amount of these facilities to $1.6 billion and terminated our 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2005 for the years indicated:

(millions of U.S. dollars)	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt	98	278	436	674	385	2,210	4,081
Currency swap instruments	—	(36)	—	(43)	—	(114)	(193)
Hedged debt	98	242	436	631	385	2,096	3,888
Operating lease payments	193	160	119	97	81	303	953
Unconditional purchase obligations	120	87	19	14	12	1	253
Total	411	489	574	742	478	2,400	5,094

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated for contingent consideration up to $100 million over the next two years if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which we may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to- equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

LAWSUITS AND LEGAL CLAIMS. We are a defendant in two separate class action lawsuits involving our BAR/BRI business, which is part of Thomson Legal & Regulatory. Each alleges violations of U.S. federal antitrust laws. The plaintiff in Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges that BAR/BRI has illegally leveraged its market position in state-specific bar examination preparation courses into multi-state courses and that an unlawful tying arrangement exists, which should be remedied, in part, by restructuring BAR/BRI’s review courses into separate state-specific courses and multi-state courses. The plaintiff in Rodriguez v. West Publishing Corp. and Kaplan Inc., which was filed in the U.S. District Court for the Central District of California, alleges, among other things, that our company and Kaplan Inc. (a subsidiary of The Washington Post Company) unlawfully agreed in 1997 to divide markets and not compete against one another. Discovery proceedings are underway in both lawsuits. We intend to defend ourselves vigorously in both cases.

As previously disclosed, in October 2004, Thomson Financial received a subpoena from the U.S. Securities and Exchange Commission (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. We are cooperating fully with the SEC. In 2005, approximately $35 million of our financial group’s CMI revenues were related to the identification of institutional investors for its clients.

Also as previously disclosed, in January 2005, we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are continuing to cooperate fully with the authorities in their inquiry.

In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against our company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

TAXES. We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2005. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2006 and 2009.

In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2004 and 2005 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders’ equity. In 2005, we recorded cumulative translation losses of $213 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2005, 97% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2005, after taking into account swap agreements, 81% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $8 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2005. Based on our 2005 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full-year revenues and operating profit by the following amounts:

(millions of U.S. dollars)

Currency	Revenues as reported	Impact on revenues	Operating profit as reported	Impact on operating profit
U.S. dollar	6,955	—	1,293	—
British pound sterling	718	72	37	4
Canadian dollar	299	30	34	3
Euro	256	26	54	5
Australian dollar	179	18	14	1
Other	296	30	32	3
Total	8,703	176	1,464	16

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

2006 OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled “Forward-Looking Statements” and “Material Assumptions.”

Operational

Among our key operational priorities for 2006 is to continue to focus on our front-end customer strategy and better understand our customers’ workflow needs.

We also will continue to focus on improving our return on invested capital. We will look to optimize our portfolio to ensure that we are investing in our parts of our business that offer the greatest opportunities to drive growth and returns. We will also look to optimize our internal infrastructure and assets by reducing redundant functions and systems across our company, increasing our presence in low-cost locations and deploying common platforms for content production and delivery.

Financial

We expect full-year 2006 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

We expect continued improvement in our operating profit margin in 2006.

We also expect to continue to generate strong free cash flow in 2006.

RELATED PARTY TRANSACTIONS

As at February 23, 2006, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arms length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005 and 2004, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million and $3 million, respectively. Additionally, in 2004 we paid one of our directors, Mr. J.A. Tory, $80,000 for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane’s Information Group (Jane’s), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2005 and 2004, these premiums were about $45,000, which would approximate the premium charged by a third party insurer for such coverage.

In June 2005, we amended our agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under our directors’ and officers’ insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over a five year period. In 2005, we paid Hewitt $5 million for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In November 2004, we sold our interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder, Kenneth R. Thomson, for $14 million in cash. We had certain Canadian non-capital tax losses that we did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within “Net other (expense) income” within the consolidated statement of earnings and retained earnings. In connection with this transaction, we obtained a tax ruling and Deloitte & Touche LLP, an independent accounting firm retained by our Corporate Governance Committee, provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between us and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, our board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

EMPLOYEE FUTURE BENEFITS

We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States, which will be closed to new participants in March 2006. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.

Management currently estimates that the 2006 cost of employee future benefits will increase by approximately $39 million, which will be reflected in the results of our market groups and corporate and other expense. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.

In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2006 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25% to 8.0%. While the actual return on plan assets of 15.7% exceeded the expected rate of return in 2005 due to higher than expected equity returns, management nevertheless decided to adopt a more conservative long-term return for this plan. Adjusting the expected rate of return on assets for this plan upward or downward by another 25 basis points would decrease or increase, respectively, pension expense by less than $3 million in 2006.

Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2006, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2005, which are based on debt securities with average durations of 10 to 15 years. Because we have a young workforce, the duration of our expected future cash outflows for our plan tends to be longer than the duration of the bond indices we reviewed. Therefore, our discount rate tends to be higher than the rates of these benchmarks. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis was 5.70%, approximately 35 basis points less than that of the prior year. Adjusting the discount rate upward or downward by another 25 basis points would result in a decrease or increase, respectively, in pension expense of approximately $10 million in 2006.

As of December 31, 2005, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $553 million, compared to $537 million at December 31, 2004. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2005). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2006 includes $57 million of the unrecognized actuarial losses at December 31, 2005.

As of December 31, 2005, the fair value of plan assets for our primary pension plan in the United States represented about 95% of the plan’s projected benefit obligation. In September 2005, we voluntarily contributed $11 million to this plan. We did not make any voluntary contributions in 2004. In the fourth quarter of 2005, we also voluntarily contributed $14 million to benefit plans in the United Kingdom. We voluntarily contributed $7 million to these plans in 2004. While none of these contributions were required under the applicable funding rules and regulations, we decided to make the voluntary contributions to further improve the funding of the plans.

We are not required to make contributions to our primary pension plan in the United States in 2006. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2006.

We provide post-retirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual post-retirement expense for 2006 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 10% that declines 50 basis points per year for ten years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $16 million at December 31, 2005.

SUBSEQUENT EVENTS

In February 2006, our board of directors approved our plan to dispose of three separate businesses within our Thomson Learning segment. These businesses are Peterson’s, a college preparatory guide, the U.S. operations of Thomson Education Direct, a consumer based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The results of these businesses will be classified as discontinued operations beginning with our interim financial statements to be filed for the first quarter of 2006 and prior periods will be restated to reflect this classification. The combined annual revenues of these businesses in 2005 were approximately $145 million.

In February 2006, our board of directors announced a 10%, or $0.08 per share, increase in the annualized rate of our common share dividend to $0.88 per share. Additionally, the Board announced it has moved the annual dividend review period from the second quarter to the first quarter of each year.

ACCOUNTING CHANGES

Variable Interest Entities

Effective January 1, 2005, we adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on our consolidated financial statements.

Business Combinations

In May 2005, the Emerging Issues Committee (EIC) issued Abstract 154, Accounting for Pre-existing Relationships between the Parties of a Business Combination. The Abstract harmonizes Canadian GAAP on the issue with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of the pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract is effective for business combinations completed after May 31, 2005. It did not have a material impact on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and retained earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

At December 31, 2005, our combined reserve for returns and allowance for bad debts was $324 million, or 16% of our gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $20 million.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2005, we had $749 million of capitalized costs related to software on our consolidated balance sheet.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

IDENTIFIABLE INTANGIBLE ASSETS WITH FINITE LIVES

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

IDENTIFIABLE INTANGIBLE ASSETS WITH INDEFINITE LIVES

Selected tradenames comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

GOODWILL

We test goodwill for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

•                  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•                  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2005, identifiable intangible assets and goodwill amounted to $13.5 billion, or 69% of our total assets on our consolidated balance sheet.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2005, our effective tax rate was 23.7% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $12 million.

Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Employee Future Benefits” on page 50.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) and EIC have recently issued the following accounting standards that are applicable to our activities in future periods.

Financial Instruments and Comprehensive Income

In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007. Management is considering an early adoption of these Handbook Sections in the first quarter of 2006.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. The adoption of these standards will not have a material impact on our consolidated financial statements.

Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. Adoption of this Handbook Section will not have a material impact on our consolidated financial statements.

Consideration Given to a Customer

In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). This Abstract, which essentially harmonizes Canadian GAAP with U.S. GAAP, requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. We had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract will not have an impact on our consolidated financial statements.

ADDITIONAL INFORMATION

Depreciation by Market Group

The following table details depreciation expense by market group for 2005, 2004 and 2003.

	Year ended December 31
(millions of U.S. dollars)	2005	2004	2003
Legal & Regulatory	202	197	176
Learning	195	194	184
Financial	177	182	176
Scientific & Healthcare	38	35	37
Corporate and other	10	12	14
Total	622	620	587

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (SEC) and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in our company’s internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of February 23, 2006, we had outstanding 647,128,293 common shares, 6,000,000 Series II preference shares, 223,715 restricted share units and 15,853,431 stock options.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management’s discussion and analysis, particularly under the heading “2006 Outlook,” are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop additional products and services to meet our customers’ needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Material Assumptions

In preparing our 2006 Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2006 relative to 2005, a portion of our anticipated 2006 revenue growth would come from $200–$500 million of tactical acquisitions (net of dispositions) made during the year, and that our operating profit margin would improve in 2006, despite an estimated $39 million increase in pension and other defined benefit plans expense.

RECONCILIATIONS

Reconciliation of Adjusted Operating Profit to Operating Profit

	For the year ended December 31, 2005
(millions of U.S. dollars) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	982	350	334	235	(128)	1,773
Less:
Amortization	(108)	(66)	(89)	(46)	—	(309)
Operating profit	874	284	245	189	(128)	1,464

	For the year ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total

Adjusted operating profit	897	327	294	195	(98)	1,615
Less:
Amortization	(99)	(69)	(82)	(35)	—	(285)
Operating profit	798	258	212	160	(98)	1,330

	For the year ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	809	336	230	162	(97)	1,440
Less:
Amortization	(99)	(83)	(64)	(32)	—	(278)
Operating profit	710	253	166	130	(97)	1,162

	For the three months ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	308	139	109	109	(33)	632
Less:
Amortization	(28)	(17)	(21)	(11)	—	(77)
Operating profit	280	122	88	98	(33)	555

	For the three months ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	279	133	91	99	(38)	564
Less:
Amortization	(26)	(17)	(23)	(10)	—	(76)
Operating profit	253	116	68	89	(38)	488

Reconciliation of Adjusted Operating Profit Margin to Operating Profit Margin

	For the year ended December 31, 2005
(as a percentage of revenue) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	28.1%	15.1%	17.6%	23.1%	20.4%
Less:
Amortization	(3.1)%	(2.9)%	(4.7)%	(4.5)%	(3.6)%
Operating profit margin	25.0%	12.2%	12.9%	18.6%	16.8%

	For the year ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	27.4%	15.0%	16.9%	21.8%	20.0%
Less:
Amortization	(3.0)%	(3.1)%	(4.7)%	(3.9)%	(3.5)%
Operating profit margin	24.4%	11.9%	12.2%	17.9%	16.5%

	For the year ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	26.9%	16.4%	15.1%	19.6%	19.5%
Less:
Amortization	(3.3)%	(4.1)%	(4.2)%	(3.9)%	(3.8)%
Operating profit margin	23.6%	12.3%	10.9%	15.7%	15.7%

	For the three months ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	31.6%	21.3%	22.1%	34.9%	26.0%
Less:
Amortization	(2.9)%	(2.6)%	(4.3)%	(3.5)%	(3.1)%
Operating profit margin	28.7%	18.7%	17.8%	31.4%	22.9%

	For the three months ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	30.4%	20.7%	19.1%	35.1%	24.4%
Less:
Amortization	(2.8)%	(2.7)%	(4.8)%	(3.5)%	(3.3)%
Operating profit margin	27.6%	18.0%	14.3%	31.6%	21.1%

Reconciliation of Return on Invested Capital (ROIC) to GAAP Measures

(millions of U.S. dollars)	For the year ended or as at December 31
(unaudited)	2005	2004	2003	2002
Calculation of Adjusted Operating Profit After Taxes
Operating profit	1,464	1,341	1,174
Add:
Amortization	309	286	279
Adjusted operating profit of discontinued operations	8	34	68
Adjusted operating profit – including discontinued operations	1,781	1,661	1,521
Taxes paid on operations	(326)	(285)	(237)
Post-tax adjusted operating profit	1,455	1,376	1,284
Calculation of Adjusted Invested Capital
Equity	9,963	9,962	9,193	8,961
Total debt	4,283	4,315	4,255	4,121
Invested capital	14,246	14,277	13,448	13,082
Adjustments:
Cash and other investments(1)	(423)	(420)	(696)	(724)
Debt swaps(2)	(193)	(192)	(199)	161
Current and long-term deferred taxes(1)	1,310	1,356	1,427	1,413
Accumulated amortization and non-cash goodwill(3)	1,885	1,586	1,336	990
Present value of operating leases(4)	754	832	879	819
Historical intangible asset write-downs(5)	162	147	248	336
Other(1)	821	1,125	1,072	1,151
Adjusted invested capital	18,562	18,711	17,515	17,228
Average invested capital	18,637	18,113	17,372
Return on invested capital	7.8%	7.6%	7.4%

(1)          Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

(2)          Excludes debt swaps as balances are financing rather than operating related.

(3)          Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

(4)          Present value of operating leases deemed component of invested capital.

(5)          Adds back write-downs that were not cash transactions.

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for each of the eight quarters ended March 31, 2004 through December 31, 2005.

(millions of U.S. dollars, except	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
per common share amounts)	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	1,845	1,674	2,047	1,854	2,383	2,216	2,428	2,313
Operating profit	113	97	274	253	522	492	555	488
Earnings from continuing operations	69	41	300	178	302	328	255	309
Discontinued operations, net of tax	4	(4)	2	14	7	16	(5)	129
Net earnings	73	37	302	192	309	344	250	438
Dividends declared on preference shares	(1)	(1)	(1)	(1)	(1)	—	(1)	(1)
Earnings attributable to common shares	72	36	301	191	308	344	249	437
Basic and diluted earnings (loss) per common share
From continuing operations	$0.10	$0.06	$0.46	$0.27	$0.46	$0.50	$0.39	$0.47
From discontinued operations	0.01	(0.01)	—	0.02	0.01	0.02	(0.01)	0.20
	$0.11	$0.05	$0.46	$0.29	$0.47	$0.52	$0.38	$0.67

We typically derive a much greater portion of our operating profit in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarters ended September 30, 2004, December 31, 2004 and June 30, 2005, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

Management Report

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally  accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Corporation’s  independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

Richard J. Harrington	Robert D. Daleo
President &	Executive Vice President &
Chief Executive Officer	Chief Financial Officer

February 23, 2006

Auditors’ Report

To the shareholders of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2005 and 2004, and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

February 23, 2006

The Thomson Corporation

Consolidated Statement of Earnings and Retained Earnings

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)	2005	2004
		(note 6)
Revenues	8,703	8,057
Cost of sales, selling, marketing, general and administrative expenses	(6,308)	(5,822)
Depreciation (note 21)	(622)	(620)
Amortization (note 12)	(309)	(285)
Operating profit	1,464	1,330
Net other (expense) income (note 3)	(28)	24
Net interest expense and other financing costs (note 4)	(223)	(235)
Income taxes (note 5)	(287)	(263)
Earnings from continuing operations	926	856
Earnings from discontinued operations, net of tax (note 6)	8	155
Net earnings	934	1,011
Dividends declared on preference shares (note 15)	(4)	(3)
Earnings attributable to common shares	930	1,008
Retained earnings at beginning of year	6,808	6,295
Repurchase of common shares (note 15)	(229)	—
Dividends declared on common shares (note 15)	(517)	(495)
Retained earnings at end of year	6,992	6,808

Basic and diluted earnings per common share (note 7):
From continuing operations	$1.41	$1.30
From discontinued operations	0.01	0.24
Basic and diluted earnings per common share	$1.42	$1.54

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Balance Sheet

	December 31
(millions of U.S. dollars)	2005	2004
		(note 6)
Assets
Cash and cash equivalents	407	405
Accounts receivable, net of allowances of $324 million (2004 – $343 million) (note 8)	1,699	1,643
Inventories (note 9)	322	312
Prepaid expenses and other current assets	325	312
Deferred income taxes (note 5)	250	212
Current assets of discontinued operations (note 6)	6	8
Current assets	3,009	2,892
Computer hardware and other property, net (note 10)	781	749
Computer software, net (note 11)	749	769
Identifiable intangible assets, net (note 12)	4,482	4,719
Goodwill (note 13)	9,019	9,113
Other non-current assets	1,386	1,393
Non-current assets of discontinued operations (note 6)	10	10
Total assets	19,436	19,645

Liabilities and shareholders’ equity
LIABILITIES
Short-term indebtedness (note 14)	202	7
Accounts payable and accruals	1,730	1,734
Deferred revenue	1,058	1,030
Current portion of long-term debt (note 14)	98	295
Current liabilities of discontinued operations (note 6)	19	17
Current liabilities	3,107	3,083
Long-term debt (note 14)	3,983	4,013
Other non-current liabilities	823	1,015
Deferred income taxes (note 5)	1,560	1,572
Total liabilities	9,473	9,683

SHAREHOLDERS’ EQUITY
Capital (note 15)	2,726	2,696
Cumulative translation adjustment (note 19)	245	458
Retained earnings	6,992	6,808
Total shareholders’ equity	9,963	9,962
Total liabilities and shareholders’ equity	19,436	19,645

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

David K.R. Thomson	Richard J. Harrington
Director	Director

The Thomson Corporation

Consolidated Statement of Cash Flow

	Year ended December 31
(millions of U.S. dollars)	2005	2004
		(note 6)

Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	934	1,011
Remove earnings from discontinued operations	(8)	(155)
Add back (deduct) items not involving cash:
Depreciation (note 21)	622	620
Amortization (note 12)	309	285
Net gains on disposals of businesses and investments (note 3)	(5)	(53)
Loss from redemption of bonds (notes 3 and 14)	23	53
Deferred income taxes (note 5)	(16)	(3)
Other, net	55	170
Voluntary pension contributions (note 16)	(25)	(7)
Changes in working capital and other items (note 21)	(20)	(161)
Cash provided by operating activities – discontinued operations (note 6)	10	48
Net cash provided by operating activities	1,879	1,808

INVESTING ACTIVITIES
Acquisitions, less cash therein of $8 million (2004 – $220 million) (note 18)	(289)	(1,337)
Proceeds from disposals (note 18)	4	87
Capital expenditures, less proceeds from disposals of $2 million (2004 – $10 million)	(642)	(619)
Other investing activities	(39)	(60)
Capital expenditures of discontinued operations (note 6)	—	(3)
Net proceeds from (income taxes paid on) disposals of discontinued operations (note 6)	(105)	474
Cash used in investing activities – discontinued operations (note 6)	—	(5)
Net cash used in investing activities	(1,071)	(1,463)

FINANCING ACTIVITIES
Proceeds from debt (note 14)	401	1,174
Repayments of debt (note 14)	(621)	(1,186)
Net borrowings (repayments) under short-term loan facilities	191	(90)
Premium on bond redemption (note 14)	(22)	(41)
Repurchase of common shares	(256)	—
Dividends paid on preference shares (note 15)	(4)	(3)
Dividends paid on common shares (note 15)	(505)	(484)
Other financing activities, net	18	1
Net cash used in financing activities	(798)	(629)
	10	(284)
Translation adjustments	(8)	6
Increase (decrease) in cash and cash equivalents	2	(278)
Cash and cash equivalents at beginning of period	405	683
Cash and cash equivalents at end of period	407	405

Supplemental cash flow information is provided in notes 4, 18 and 21.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

•   persuasive evidence of an arrangement exists;

•   delivery has occurred;

•   the fee is fixed or determinable; and

•   collectibility is probable.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

SUBSCRIPTION-BASED PRODUCTS (EXCLUDING SOFTWARE)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

MULTIPLE ELEMENT ARRANGEMENTS

When a sales arrangement requires the delivery of more than one product or service, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, according to a calculation known as the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items.

If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

SOFTWARE-RELATED PRODUCTS AND SERVICES

License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated licensing period nor future obligations, revenues are recognized upon delivery.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

OTHER SERVICE CONTRACTS

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures. For a substantial majority of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3–5 years
Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years

Computer Software

CAPITALIZED SOFTWARE FOR INTERNAL USE

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings and retained earnings.

CAPITALIZED SOFTWARE TO BE MARKETED

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings.

Pre-publication Costs

Pre-publication costs, which are costs to create the initial version of a textbook or other media, are recorded at cost within “Other non-current assets” in the consolidated balance sheet. Pre-publication costs are depreciated over the period that the majority of sales relating to the content are expected to be generated, which is generally three to five years, within “Depreciation” in the consolidated statement of earnings and retained earnings. The depreciation period generally begins on the publication date.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	1–30 years
Customer relationships	1–40 years
Databases and content	2–25 years
Publishing rights	30 years
Other	2–29 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.

Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

GOODWILL

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•   In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•   In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

Investments

The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company’s share of net earnings or losses of the investee companies, and are reduced by dividends received. The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence. When the estimated fair values of investments fall below their carrying values, the investments are written down if such declines are considered to be other than temporary. Investments are included within “Other non-current assets” in the consolidated balance sheet.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•   foreign currency contracts to hedge currency exposures on non-U.S. dollar denominated debt;

•   foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•   interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on foreign currency derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments which do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-based Compensation Plans

STOCK INCENTIVE PLAN

Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

•   STOCK OPTIONS: Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

•   RESTRICTED SHARE UNITS: RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the grant date.

PHANTOM STOCK PLAN

Benefits under the phantom stock plan are issued in the form of stock appreciation rights (“SARs”). Such benefits are payable in cash, and compensation expense is recognized as the stock appreciation rights (“SARs”) change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

EMPLOYEE STOCK PURCHASE PLAN

In the fourth quarter of 2005, the Company initiated an Employee Stock Purchase Plan whereby eligible U.S. employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) have recently issued the following accounting standards that are applicable to the Company’s activities in future periods.

CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. In January 2005, the CICA approved the issuance of Handbook Section 1530, Handbook Section 3855, and Handbook Section 3865. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007. The Company is considering an early adoption of these Handbook Sections in the first quarter of 2006.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. The adoption of these standards will not have a material impact on the Company’s consolidated financial statements.

In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. Adoption of this Handbook Section will not have a material impact on the consolidated financial statements.

In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). This Abstract essentially harmonizes Canadian GAAP with U.S. GAAP and requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. Thomson had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract will not have an impact on the Company’s consolidated financial statements.

Comparative Amounts

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2004 have been reclassified to conform to the current year’s presentation. Specifically:

•   The consolidated statement of earnings and retained earnings for prior periods reflects the reclassification of “Equity in net earnings (losses) of associates” to “Net other (expense) income.”

•   The consolidated balance sheet for prior periods reflects the reclassification of certain non-current assets. Specifically, capitalized software developed for internal use and capitalized software to be marketed are now presented together in a single caption. Additionally, pre-publication costs are now included in “Other non-current assets.” Previously, capitalized software developed for internal use and pre-publication costs were included in “Property and equipment” which is no longer included on the balance sheet. Capitalized software to be marketed was previously included in “Other non-current assets.”

•   Effective January 1, 2005, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog NewsEdge operations, which provides business news and information. Segment results for prior periods reflect this change.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, Thomson adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. AcG-15 requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption did not have an impact on the consolidated financial statements.

In May 2005, the EIC of the CICA issued Abstract 154, Accounting for Pre-existing Relationships between the Parties of a Business Combination. The Abstract harmonizes Canadian GAAP on the issue with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of that pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract was effective for business combinations completed after May 31, 2005 and did not have a material effect on the consolidated financial statements.

NOTE 3: NET OTHER (EXPENSE) INCOME

The components of net other (expense) income include:

	Year ended December 31
	2005	2004
Net gains on disposals of businesses and investments	5	53
Loss from redemption of debt securities	(23)	(53)
Equity in net earnings of associates	5	—
Other (expense) income	(15)	24
Net other (expense) income	(28)	24

Net Gains on Disposals of Businesses and Investments

For the year ended December 31, 2004, this amount includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

Loss from Redemption of Debt Securities

In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. In November 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (approximately US$0.8 billion). These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 14.

Other (Expense) Income

For the year ended December 31, 2005, other expense relates to a writedown of an investment to reflect current estimates of fair value. For the year ended December 31, 2004, other income primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company’s claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.

NOTE 4: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

The components of net interest expense and other financing costs include:

	Year ended December 31
	2005	2004
Interest income	16	10
Interest expense on short-term indebtedness	(9)	(2)
Interest expense on long-term debt	(230)	(243)
	(223)	(235)

Interest paid on short-term indebtedness and long-term debt during 2005 was $219 million (2004 – $250 million) and interest received during 2005 was $15 million (2004 – $10 million).

NOTE 5: INCOME TAXES

The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31
	2005	2004
Canada	(198)	(215)
U.S. and other jurisdictions	1,411	1,334
Total earnings before taxes(1)	1,213	1,119

(1)  Represents earnings from continuing operations before income taxes.

The provision for income taxes consisted of:

	Year ended December 31
	2005	2004
Canada:
Current	126	1
Deferred	—	—
Total Canadian	126	1
U.S. and other jurisdictions:
Current	177	265
Deferred	(16)	(3)
Total U.S. and other jurisdictions	161	262
Total worldwide	287	263

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2005	2004
Accrued expenses	198	184
Deferred compensation and stock options	116	119
Accounts receivable allowances	100	94
Inventory	47	36
Tax loss and credit carryforwards	846	802
Other	90	78
Total deferred tax asset	1,397	1,313
Valuation allowance	(462)	(408)
Net deferred tax asset	935	905
Intangible assets	(1,583)	(1,596)
Other long-lived assets(1)	(246)	(265)
Financial instruments	(237)	(214)
Pension	(148)	(154)
Other	(31)	(36)
Total deferred tax liability	(2,245)	(2,265)
Net deferred tax liability	(1,310)	(1,360)

(1)               Other long-lived assets include Computer hardware and other property, Computer software for internal use and Pre-publication costs.

The net deferred liability of $1,310 million (2004 – $1,360 million) was comprised of net current deferred tax assets of $250 million (2004 – $212 million) and net long-term deferred tax liabilities of $1,560 million (2004 – $1,572 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2005 and 2004:

	2005	2004
Balance at beginning of year	408	440
Additional Canadian and other net operating losses with no benefit	82	77
Reduction due to change in deferred tax liability related to debt instruments(1)	(63)	(132)
Recognition of benefit of UK tax losses and credits due to tax law change(2)	—	(41)
Increase due to tax loss incurred on sale of DBM	—	68
Sale of Canadian subsidiary(3)	—	(51)
Exchange and other items	35	47
Balance at end of year	462	408

(1)   Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2005 and 2004 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

(2)   In 2004, the Company reversed valuation allowances related to UK losses and tax credit carryforwards which were considered more likely than not to be used due to changes in tax laws.

(3)   In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards, to a company controlled by Kenneth R. Thomson. See Note 22.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2005	2004
Earnings before taxes	1,213	1,119
Income taxes at the Canadian corporate tax rate (36.0%)	437	403
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(212)	(176)
Additions to valuation allowance due to losses with no benefit	82	77
Net change to contingent tax liabilities(1)	(133)	14
Withholding tax on repatriation of accumulated profits(2)	125	—
Reversal of valuation allowance due to UK tax law change	—	(41)
Other, net	(12)	(14)
Income tax provision on continuing operations	287	263

(1)     In 2005, this amount includes the recognition of a net tax benefit of $137 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

(2)     During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalization of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company’s contingency reserves represent liabilities for the years 2000 to 2005.

At December 31, 2005, the Company had Canadian tax loss carryforwards of $1,290 million, tax loss carryforwards in other jurisdictions of $901 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $37 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2007 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2006 and 2025. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $18 million, which may be carried forward indefinitely, and a tax benefit of $79 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $4.6 billion at December 31, 2005. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

NOTE 6: DISCONTINUED OPERATIONS

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated offerings of Thomson.

In December 2005, the Company’s board of directors approved the sale of American Health Consultants (“AHC”). AHC is a provider of medical education and publisher of medical newsletters, and is managed within Thomson Scientific & Healthcare.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the Corporate and other segment.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. (“Sheshunoff”), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, the Company recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

The carrying amounts of assets and liabilities related to these discontinued businesses as of December 31, 2005 are as follows:

Balance Sheet

	December 31
AHC	2005	2004
Current assets
Accounts receivable, net of allowances	5	5
Prepaid expenses and other current assets	—	1
Current deferred income taxes	1	2
Total current assets	6	8
Non-current assets
Identifiable intangible assets	2	2
Goodwill	6	6
Deferred income taxes	2	2
Total non-current assets	10	10
Current liabilities
Accounts payable and accruals	5	4
Deferred revenue	14	13
Total current liabilities	19	17

The earnings from discontinued operations for the years ended December 31, 2005 and 2004 are summarized below:

	Year ended December 31, 2005
	AHC	Other	Total 2005
Revenues from discontinued operations	35	—	35
Earnings from discontinued operations before income taxes	6	—	6
Gain on sale of discontinued operations	—	2	2
Income taxes	(3)	3	—
Earnings from discontinued operations	3	5	8

	Year ended December 31, 2004
	Thomson Media	DBM	AHC	Sheshunoff	Other	Total 2004
Revenues from discontinued operations	152	28	41	11	—	232
Earnings (loss) from discontinued operations before income taxes	26	3	11	(4)	—	36
Gain (loss) on sale of discontinued operations	163	(21)	—	—	2	144
Income taxes	(77)	28	(4)	7	21	(25)
Earnings from discontinued operations	112	10	7	3	23	155

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities, which resulted in a 2005 tax benefit of $11 million (2004 – $19 million). Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2005 and 2004 the Company adjusted disposal liabilities related to Thomson Newspapers resulting in $2 million of earnings from discontinued operations for the years ended December 31, 2005 and 2004. These amounts are included in “Other” above.

“Net proceeds from (income taxes paid on) disposals of discontinued operations” in the consolidated statement of cash flow for the year ended December 31, 2005 represent taxes paid related to the 2004 sale of Thomson Media. For the year ended December 31, 2004, this amount includes taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

NOTE 7: EARNINGS PER COMMON SHARE

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in Note 15.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2005	2004
Earnings from continuing operations	926	856
Dividends declared on preference shares	(4)	(3)
Earnings from continuing operations attributable to common shares	922	853

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2005	2004
Weighted-average number of common shares outstanding	653,862,363	654,827,909
Vested deferred share units	574,385	473,448
Basic	654,436,748	655,301,357
Effect of stock and other incentive plans	531,283	625,946
Diluted	654,968,031	655,927,303

NOTE 8: ACCOUNTS RECEIVABLE ALLOWANCES

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2005	2004
Balance at beginning of year	343	338
Charges	446	436
Write-offs	(458)	(441)
Other	(7)	10
Balance at end of year	324	343

Other includes additions from acquisitions and the impact of foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

NOTE 9: INVENTORIES

Inventories consist of the following:

	2005	2004
Raw materials	22	23
Work in process	28	33
Finished goods	272	256
	322	312

NOTE 10: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consists of the following:

As at December 31, 2005	Cost	Accumulated depreciation	Net computer hardware and other property
Computer hardware	1,184	(873)	311
Land, buildings and building improvements	564	(223)	341
Furniture, fixtures and equipment	411	(282)	129
	2,159	(1,378)	781

As at December 31, 2004	Cost	Accumulated depreciation	Net computer hardware and other property
Computer hardware	1,106	(814)	292
Land, buildings and building improvements	541	(221)	320
Furniture, fixtures and equipment	409	(272)	137
	2,056	(1,307)	749

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2005 was $240 million (2004 – $249 million).

NOTE 11: COMPUTER SOFTWARE

Computer software consists of the following:

As at December 31, 2005	Cost	Accumulated amortization	Net computer software
Capitalized software for internal use	1,925	(1,259)	666
Capitalized software to be marketed	216	(133)	83
	2,141	(1,392)	749

As at December 31, 2004	Cost	Accumulated amortization	Net computer software
Capitalized software for internal use	1,711	(1,024)	687
Capitalized software to be marketed	182	(100)	82
	1,893	(1,124)	769

The amortization charge for internal use computer software in 2005 was $276 million (2004 – $270 million) and is included in “Depreciation” in the consolidated statement of earnings and retained earnings. The amortization charge for software intended to be marketed was $38 million (2004 – $33 million) and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings.

NOTE 12: IDENTIFIABLE INTANGIBLE ASSETS

The following table presents the details of identifiable intangible assets as at December 31, 2005 and 2004.

As at December 31, 2005	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	432	(145)	287
Customer relationships	2,271	(697)	1,574
Databases and content	1,324	(518)	806
Publishing rights	1,565	(635)	930
Other	158	(82)	76
	5,750	(2,077)	3,673
Indefinite useful lives:
Tradenames	809		809
	6,559	(2,077)	4,482

As at December 31, 2004	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	466	(120)	346
Customer relationships	2,107	(572)	1,535
Databases and content	1,377	(462)	915
Publishing rights	1,592	(578)	1,014
Other	166	(66)	100
	5,708	(1,798)	3,910
Indefinite useful lives:
Tradenames	809		809
	6,517	(1,798)	4,719

The amortization charge for identifiable intangible assets in 2005 was $309 million (2004 – $285 million).

As at December 31, 2005, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 19 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

NOTE 13: GOODWILL

The following table presents goodwill by operating segment for the years ended December 31, 2005 and 2004.

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Balance at December 31, 2003	3,282	2,864	1,545	393	8,084
Acquisitions	30	225	332	349	936
Disposals	—	—	(1)	—	(1)
Adjusted purchase price allocations	(27)	(2)	(3)	—	(32)
Translation and other, net	41	40	33	12	126
Balance at December 31, 2004	3,326	3,127	1,906	754	9,113
Acquisitions	72	14	3	7	96
Adjusted purchase price allocations	(3)	(42)	10	17	(18)
Translation and other, net	(47)	(53)	(46)	(26)	(172)
Balance at December 31, 2005	3,348	3,046	1,873	752	9,019

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in increases in goodwill of $35 million (2004 – decreases of $12 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $53 million (2004 – $20 million).

NOTE 14: FINANCIAL INSTRUMENTS

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts” and are based on year end exchange rates, as applicable.

For non-U.S. dollar denominated debt, which is hedged into U.S. dollars by derivative contracts, the primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The related receivables and payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included in “Other non-current assets” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company’s future earnings or cash flows.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2005, a significant portion of the Company’s cash was on deposit with five such institutions.

Short-term Indebtedness

At December 31, 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2%. Such rate was 4.3% after taking into account hedging arrangements. At December 31, 2004, short-term indebtedness was principally comprised of bank overdrafts.

Long-term Debt

The following is a summary of long-term debt:

	Carrying amount			Fair value
As at December 31, 2005	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	208	—	208	205	—	205
6.50% Debentures, due 2007	215	(36)	179	223	(46)	177
4.35% Notes, due 2009	258	(12)	246	259	(22)	237
4.50% Notes, due 2009	215	(31)	184	217	(33)	184
5.20% Notes, due 2014	516	(24)	492	542	(57)	485
6.85% Medium-term notes, due 2011	344	(90)	254	386	(108)	278
5.75% Notes, due 2008	400	—	400	406	—	406
4.25% Notes, due 2009	200	—	200	195	—	195
4.75% Notes, due 2010	250	—	250	247	—	247
6.20% Notes, due 2012	700	—	700	736	—	736
5.25% Notes, due 2013	250	—	250	249	—	249
5.50% Debentures, due 2035	400	—	400	387	—	387
Private placements, due 2006–2010	125	—	125	133	—	133
	4,081	(193)	3,888	4,185	(266)	3,919
Current portion	(98)	—	(98)
	3,983	(193)	3,790

	Carrying amount			Fair value
As at December 31, 2004	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	250	—	250	250	—	250
6.50% Debentures, due 2007	205	(25)	180	221	(45)	176
4.35% Notes, due 2009	247	(1)	246	250	(4)	246
4.50% Notes, due 2009	205	(21)	184	210	(26)	184
5.20% Notes, due 2014	493	(1)	492	504	(11)	493
6.90% Medium-term notes, due 2008	329	(69)	260	362	(78)	284
6.85% Medium-term notes, due 2011	329	(75)	254	372	(83)	289
5.75% Notes, due 2008	400	—	400	423	—	423
4.25% Notes, due 2009	200	—	200	202	—	202
4.75% Notes, due 2010	250	—	250	258	—	258
6.20% Notes, due 2012	700	—	700	769	—	769
5.25% Notes, due 2013	250	—	250	260	—	260
Floating rate notes	125	—	125	125	—	125
Private placements, due 2005–2010	325	—	325	352	—	352
	4,308	(192)	4,116	4,558	(247)	4,311
Current portion	(295)	—	(295)
	4,013	(192)	3,821

The private placements, of which $50 million is due in 2006, have interest rates ranging from 6.76% to 7.74%, with a weighted-average rate of 7.35% at December 31, 2005.

Bank and other debt at December 31, 2005 and 2004 was primarily U.S. dollar denominated and comprised notes issued in connection with the Capstar acquisition (see Note 18), along with foreign currency denominated loans. The 6.50% Debentures, 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures, floating rate notes and private placements are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before hedging arrangements		After hedging arrangements
	2005	2004	2005	2004
Canadian dollar	1,548	1,808	—	—
U.S. dollar	2,461	2,418	3,816	4,034
Other currencies	72	82	72	82
	4,081	4,308	3,888	4,116

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
Before hedging arrangements	98	278	436	674	385	2,210	4,081
After hedging arrangements	98	242	436	631	385	2,096	3,888

At December 31, 2005, undrawn and available bank facilities amounted to $1,371 million.

2005 ACTIVITY

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% Medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings and retained earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% Debentures due 2035.

In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.

2004 ACTIVITY

In the fourth quarter of 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issues of debt securities with an aggregate book value of Cdn$1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:

Cdn$250 million of 7.95% Notes, due 2005
Cdn$250 million of 6.20% Notes, due 2006
Cdn$250 million of 7.15% Notes, due 2006
Cdn$450 million of 6.55% Notes, due 2007

A loss of $53 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings and retained earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings also completed in November 2004. The offerings included Cdn$300 million of 4.35% Notes due December 1, 2009 and Cdn$600 million of 5.20% Notes due December 1, 2014.

The Company entered into a swap for the 4.35% Notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. The Company also entered into three combination currency and interest rate swaps for the 5.20% Notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of $733 million were used to partially fund the redemption.

In July 2004, the Company repaid Cdn$250 million of 9.15% Notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of private placement debt.

In May 2004, Thomson completed an offering of US$250 million, 4.75% global Notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% Notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

Interest Rate Risk Exposures

From time to time, Thomson may use interest rate swap agreements to manage the mix of fixed and floating interest rates in its debt portfolio, however, no interest rate swap agreements were outstanding at either December 31, 2005 or 2004.

After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2005	Average interest rate	% Share	2004	Average interest rate	% Share
Total fixed	3,305	5.4%	85%	3,399	5.6%	83%
Total floating	583	4.6%	15%	717	2.6%	17%
	3,888	5.2%	100%	4,116	5.1%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 81% to 19%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2005 and 2004, the fair value of foreign exchange contracts was not material.

Investments

At December 31, 2005 and 2004, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.

NOTE 15: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common share capital		Series II, Cumulative Redeemable
	Number of shares	Stated capital	Preference share capital	Contributed surplus	Total capital
Balance, December 31, 2003	654,579,297	2,458	110	71	2,639
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	326,068	11	—	—	11
Common shares issued from exercise of stock options and other employee programs	226,462	7	—	—	7
Record deferred share units within contributed surplus	—	—	—	16	16
Transfer of contributed surplus for exercised stock options	—	2	—	(2)	—
Stock option expense	—	—	—	23	23
Balance, December 31, 2004	655,131,827	2,478	110	108	2,696
Common shares issued under DRIP	335,862	12	—	—	12
Common shares issued from exercise of stock options and other employee programs	730,703	22	—	—	22
Record deferred share units within contributed surplus	—	—	—	3	3
Transfer of contributed surplus for exercised stock options	—	4	—	(4)	—
Repurchase of common shares	(7,249,400)	(27)	—	—	(27)
Stock option expense	—	—	—	20	20
Balance, December 31, 2005	648,948,992	2,489	110	127	2,726

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2005 were $0.79 (2004 – $0.755).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $12 million (2004 – $11 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. The bid will terminate on the earlier of May 4, 2006 or the date that the Company completes its purchases. Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.

During 2005, the Company repurchased 7.2 million common shares for $256 million, representing an average cost per share of $35.35. Of the $256 million, $27 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $229 million was charged to retained earnings.

From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with the Company’s broker will be adopted in accordance with the requirement of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2005 and 2004, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

NOTE 16: EMPLOYEE FUTURE BENEFITS

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions		Other post- retirement plans
	2005	2004	2005		2004
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.5%	7.6%	N/A		N/A
Discount rate	5.8%	5.8%	6.1%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	*	N/A	*

Assumptions used to determine benefit obligation:
Discount rate	5.4%	5.8%	5.7%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	*	N/A	*

*At the end of 2005 and 2004, these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.

The Company’s net defined benefit plan (income) expense is comprised of the following elements:

	Pensions				Other post- retirement plans
	Funded		Unfunded
	2005	2004	2005	2004	2005	2004
Components of net periodic benefit expense:
Current service cost	46	46	7	7	2	2
Interest cost	120	113	11	10	9	9
Plan amendments	—	—	1	—	—	(1)
Actual return on plan assets	(285)	(188)	—	—	—	—
Actuarial losses (gains)	168	39	12	(2)	9	(7)
Subtotal	49	10	31	15	20	3
Adjustments(1):
Difference between expected and actual return on plan assets	130	32	—	—	—	—
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	(135)	(15)	(11)	3	(7)	10
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	1	2	—	1
Amortization of transitional asset	(1)	—	—	—	—	—
Subtotal adjustments	(5)	18	(10)	5	(7)	11
Net defined benefit plan expense	44	28	21	20	13	14

(1)  Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions				Other post- retirement plans
	Funded		Unfunded
	2005	2004	2005	2004	2005	2004
Benefit obligation
Beginning benefit obligation	2,104	1,914	182	173	154	159
Current service cost	46	46	7	7	2	2
Interest cost	120	113	11	10	9	9
Plan participants’ contributions	4	5	—	—	—	1
Plan amendments	—	—	1	—	—	—
Actuarial losses (gains)	168	39	12	(2)	9	(7)
Non-routine events	(11)	(4)	—	—	—	(1)
Acquisitions, net	9	6	1	—	—	2
Benefits paid	(88)	(87)	(8)	(7)	(9)	(11)
Translation adjustments	(84)	72	1	1	—	—
Ending benefit obligation	2,268	2,104	207	182	165	154
Plan assets
Beginning fair value of plan assets	2,050	1,821	—	—	—	—
Actual return on plan assets	285	188	—	—	—	—
Employer contributions	15	44	8	7	9	10
Plan participants’ contributions	4	5	—	—	—	1
Benefits paid	(88)	(87)	(8)	(7)	(9)	(11)
Other, net	(2)	7	—	—	—	—
Translation adjustments	(83)	72	—	—	—	—
Ending fair value of plan assets	2,181	2,050	—	—	—	—
Funded status – deficit	(87)	(54)	(207)	(182)	(165)	(154)
Unamortized net actuarial loss	515	529	38	27	50	43
Unamortized past service costs	4	5	6	7	(1)	(1)
Unamortized net transitional asset	(5)	(6)	—	—	—	—
Post-measurement date activity*	14	1	2	2	2	2
Accrued benefit asset (liability)	441	475	(161)	(146)	(114)	(110)

* Consists primarily of contributions

An accrued pension benefit asset of $477 million (2004 – $519 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $197 million (2004 – $190 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $205 million at December 31, 2005 and are included in “Other non-current assets” in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2005 were $1,823 million (2004 – $1,761 million). These plans had related fair values of plan assets of $1,706 million (2004 – $1,674 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

As of December 31, 2005, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $553 million, compared to $537 million at December 31, 2004. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between the expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2005). Unrecognized actuarial gains and losses below the 10% corridor are deferred.

The average healthcare cost trend rate used was 10% for 2006, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $16 million at December 31, 2005.

The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2005 and 2004 is as follows:

	Percentage of plans’ assets
Asset category	2005	2004
Equity securities	56%	56%
Debt securities	44%	44%
Total	100%	100%

As of December 31, 2005 and 2004 there were no Thomson securities held in the Company’s pension plans’ assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.

In September 2005, the Company contributed $11 million to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2005, the Company contributed $14 million to a combination of benefit plans in the UK. In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans.

Based on regulatory requirements, the Company was not obligated to make contributions in 2005 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2006.

The benefit payments for the years ended December 31, 2005 and 2004 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2005, are as follows:

Benefit Payments

	Pensions		Other post- retirement plans
	Funded	Unfunded
2004	87	7	11
2005	88	8	9
Estimated future payments:
2006	90	7	10
2007	92	8	10
2008	95	9	11
2009	99	9	11
2010	103	9	12
2011 to 2015	579	62	67

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $70 million in 2005 (2004 – $64 million), which approximates the cash outlays related to the plans.

NOTE 17: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and Legal Claims

At December 31, 2005, the Company was a defendant in two separate class action lawsuits involving the BAR/BRI business, which is part of the Legal & Regulatory segment. Each alleges violations of U.S. federal antitrust laws. The plaintiff in Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges that BAR/BRI has illegally leveraged its market position in state-specific bar examination preparation courses into multi-state courses and that an unlawful tying arrangement exists, which should be remedied, in part, by restructuring BAR/BRI’s review courses into separate state-specific and multi-state courses. The plaintiff in Rodriguez v. West Publishing Corp. and Kaplan Inc., which was filed in the U.S. District Court for the Central District of California, alleges, among other things, that the Company and Kaplan Inc. (a subsidiary of The Washington Post Company) unlawfully agreed in 1997 to divide markets and not compete against one another. Discovery proceedings are underway in both lawsuits. The Company intends to defend itself vigorously in both cases.

In October 2004, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) for certain documents related to the operations of its Capital Markets Intelligence (“CMI”) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. We are cooperating fully with the SEC. In 2005, approximately $35 million of our financial group’s CMI revenues were related to the identification of institutional investors for its clients.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognized a net tax benefit of $137 million from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company’s remaining contingency reserves principally represent liabilities for the years 2000 to 2005.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2005 were $203 million (2004 – $196 million). The future minimum operating lease payments are $193 million in 2006, $160 million in 2007, $119 million in 2008, $97 million in 2009, $81 million in 2010 and $303 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities”. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In August 2005, the Company paid $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $100 million through 2007, if certain performance measures are achieved. The $50 million payment in 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

NOTE 18: ACQUISITIONS AND DISPOSALS

Acquisitions

The number of transactions completed and related cash consideration during 2005 and 2004 were as follows:

	Year ended December 31
	2005		2004
	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired	34	232	56	1,551
Contingent consideration payment – TradeWeb LLC	1	50	—	—
Investments in businesses	3	15	1	6
	38	297	57	1,557

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2005 and 2004, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2005	2004
Cash and cash equivalents	8	220
Accounts receivable	12	74
Inventories	4	2
Prepaid expenses and other current assets	12	15
Computer hardware and other property	2	13
Computer software	5	93
Identifiable intangible assets	157	616
Goodwill	96	936
Other non-current assets	2	10
Total assets	298	1,979
Accounts payable and accruals	(29)	(137)
Deferred revenue	(13)	(106)
Other non-current liabilities	(24)	(25)
Total liabilities	(66)	(268)
Net assets	232	1,711

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

As part of the Capstar acquisition in 2004, Thomson issued promissory notes to the seller of $160 million. This is treated as a non-cash transaction and is therefore excluded from the consolidated statement of cash flow.

The following provides a brief description of major acquisitions completed during 2005 and 2004:

Date	Company	Acquiring market group	Description
July 2005	Global Securities Information, Inc.	Legal & Regulatory	A provider of online securities and securities-related information and research services

February 2005	Tax Partners, LLC	Legal & Regulatory	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the U.S.

November 2004	Information Holdings Inc.	Scientific & Healthcare	A provider of intellectual property and regulatory information

October 2004	Capstar	Learning	A provider of competency assessment, learning and measurement and testing solutions

September 2004	KnowledgeNet Inc.	Learning	A provider of a learning platform that offers a combination of self-paced, instructor-led and mobile learning

May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities

May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market

March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community

January 2004	BIOSIS	Scientific & Healthcare	A provider of custom and standard information resources for biological researchers

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average amortization period (years)
	2005	2004	2005	2004
Finite useful lives:
Tradenames	15	77	10	8
Customer relationships	106	368	13	11
Databases and content	33	133	10	9
Other	3	38	3	6
	157	616

Disposals

In 2005, Thomson received $4 million (2004 – $87 million) cash consideration from the disposals of businesses and investments that did not qualify as discontinued operations. The disposals in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

NOTE 19: CUMULATIVE TRANSLATION ADJUSTMENT

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity in the consolidated balance sheet is as follows:

	2005	2004
Balance at beginning of year	458	259
Net translation (losses) gains	(213)	199
Balance at end of year	245	458

NOTE 20: STOCK-BASED COMPENSATION

Phantom Stock Plan

Thomson has a Phantom Stock plan that provides for the granting of stock appreciation rights (“SAR”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2005, the authorized number of SARs was 20,500,000 and there were 3,038,922 units available for grant. Thomson recognized a benefit of $1 million related to the SAR plan for the year ended December 31, 2005 (2004 – $6 million benefit) in the consolidated statement of earnings and retained earnings as a result of the change in the Company’s share price as compared to the prior year-end.

A summary of the status of the Thomson Phantom Stock plan as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
	SARs	Canadian $ weighted- average exercise price	SARs	Canadian $ weighted- average exercise price
Outstanding at beginning of year	2,451,224	37.28	2,611,168	36.51
Granted	252,154	40.77	219,467	41.74
Exercised	(382,335)	28.72	(278,827)	31.09
Forfeited	(111,540)	47.16	(100,584)	44.18
Outstanding at end of year	2,209,503	38.66	2,451,224	37.28
Exercisable at end of year	1,692,789	37.75	1,953,396	35.85

The following table summarizes information on SARs outstanding at December 31, 2005:

	SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/05	Weighted- average remaining contractual life	Canadian $ weighted- average exercise price	Number exercisable at 12/31/05	Canadian $ weighted- average exercise price
21.77–32.125	225,626	1.1	21.77	225,626	21.77
35.00–44.50	1,796,171	5.0	39.35	1,279,457	38.43
48.40–57.45	187,706	5.4	52.35	187,706	52.35

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of December 31, 2005, there were 22,991,887 awards available for grant (2004 – 5,769,181).

STOCK OPTIONS

Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the options granted and exercised in Canadian dollars as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
	Options	Canadian $ weighted- average exercise price	Options	Canadian $ weighted- average exercise price
Outstanding at beginning of year	5,958,774	49.46	6,277,090	49.43
Granted	28,000	40.85	16,500	41.74
Exercised	(242,100)	41.00	(48,400)	41.00
Forfeited	(293,010)	51.59	(286,416)	49.77
Outstanding at end of year	5,451,664	49.67	5,958,774	49.46
Exercisable at end of year	5,384,539	49.77	4,952,559	50.16

The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/05	Weighted- average remaining contractual life	Canadian $ weighted- average exercise price	Number exercisable at 12/31/05	Canadian $ weighted- average exercise price
40.69–44.40	1,259,800	4.5	41.05	1,197,675	41.03
45.90–48.70	2,276,174	5.9	48.36	2,271,174	48.36
50.25–57.45	1,915,690	4.9	56.90	1,915,690	56.90

A summary of the status of the options granted and exercised in U.S. dollars as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
	Options	U.S. $ weighted- average exercise price	Options	U.S. $ weighted- average exercise price
Outstanding at beginning of year	7,956,303	31.38	5,240,395	29.96
Granted	3,084,846	35.11	2,934,033	33.71
Exercised	(330,285)	27.77	(59,500)	26.06
Forfeited	(240,875)	30.50	(158,625)	29.17
Outstanding at end of year	10,469,989	32.62	7,956,303	31.38
Exercisable at end of year	3,392,303	30.41	1,833,015	28.86

The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
U.S. $ range of exercise prices	Number outstanding at 12/31/05	Weighted- average remaining contractual life	U.S. $ weighted- average exercise price	Number exercisable at 12/31/05	U.S. $ weighted- average exercise price
26.06–29.70	1,962,017	7.0	26.12	1,401,941	26.10
30.79–33.76	5,449,626	8.5	33.55	1,990,362	33.45
33.87–38.16	3,058,346	9.9	35.13	—	—

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2005, compensation expense recorded in connection with stock options was $20 million (2004 – $23 million).

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.27 and $7.56 for the years ended December 31, 2005 and 2004, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Risk-free interest rate	4.4%	3.8%
Dividend yield	2.3%	2.3%
Volatility factor	18.8%	22.9%
Expected life (in years)	6	6

RESTRICTED SHARE UNITS

In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional restricted share units. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2005, compensation expense recorded in connection with RSUs was $1 million (2004 – nil).

A summary of the status of the restricted share units granted and vested as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
	RSUs	U.S. $ weighted- average value	RSUs	U.S. $ weighted- average value
Outstanding at beginning of year	27,150	34.68	—	—
Granted	201,194	33.77	30,167	34.68
Vested	(4,629)	34.69	(3,017)	34.68
Outstanding at end of year	223,715	33.86	27,150	34.68

During 2005, a total of 4,629 RSUs vested. In January 2006, 2,991 shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. In 2004, 2,060 common shares were issued after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2006.

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the New York Stock Exchange as of the last business day of the quarter. The Company recognized an expense of $1 million in 2005 relating to the 15% discount of purchased shares.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

The following sets forth the components of depreciation expense:

	2005	2004
Computer hardware and other property	240	249
Capitalized software for internal use	276	270
Pre-publication costs	106	101
	622	620

Details of “Changes in working capital and other items” are:

	2005	2004
Accounts receivable	(74)	(55)
Inventories	(8)	(5)
Prepaid expenses and other current assets	(7)	(38)
Accounts payable and accruals	102	14
Deferred revenue	36	(24)
Income taxes	(6)	(18)
Other	(63)	(35)
	(20)	(161)

Income taxes paid during 2005 were $556 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. For 2004, income taxes paid were $322 million, which included $36 million relating to the 2003 sale of Healthcare Magazines. Income tax refunds received during 2005 were $6 million (2004 – $16 million).

NOTE 22: RELATED PARTY TRANSACTIONS

As at December 31, 2005, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of the Company’s common shares. Mr. Thomson is a member of the Company’s board of directors.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005, the amounts charged for these rentals and services were approximately $2 million (2004 – $3 million). Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 for advisory services in connection with the Company’s long-term tax and capital strategies.

The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2005 and 2004, these premiums were approximately $45,000, which would approximate the premium charged by a third party insurer for such coverage.

In June 2005, the Company amended its agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under the Company’s directors’ and officers’ insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. The Company will pay Woodbridge an annual fee of $750,000, which is less than the premium that would have been paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million through the five year period ending in 2010. In 2005, Thomson paid Hewitt $5 million. Mr. Denning, one of the Company’s directors and chairman of the Company’s Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company’s controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded in “Net other (expense) income” in the consolidated statement of earnings and retained earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

NOTE 23: BUSINESS INTERRUPTION INSURANCE

In 2004, the Company received a $19 million insurance recovery related to the events of September 11, 2001 in New York City. Of the claim received in 2004, $14 million related to a recovery of lost revenues due to business interruption, while the remaining $5 million was for a property claim. The $14 million business interruption portion, as well as the $5 million property claim, was recorded as a reduction of “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings and is included in the financial group within the segmented information.

NOTE 24: SEGMENT INFORMATION

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company’s four reportable segments are:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments – 2005

(millions of U.S. dollars)	Revenues	Depreciation	Adjusted operating profit	Additions to capital assets(1) and goodwill	Total assets
Legal & Regulatory(2)	3,491	202	982	420	7,388
Learning	2,319	195	350	257	5,477
Financial	1,897	177	334	201	3,346
Scientific & Healthcare(2)	1,018	38	235	65	1,769
Segment totals	8,725	612	1,901	943	17,980
Corporate and other(3)	—	10	(128)	12	1,440
Eliminations(2)	(22)	—	—	—	—
Continuing operations	8,703	622	1,773	955	19,420
Discontinued operations					16
Total					19,436

Reportable Segments – 2004

(millions of U.S. dollars)	Revenues	Depreciation	Adjusted operating profit	Additions to capital assets(1) and goodwill	Total assets
Legal & Regulatory(2)	3,276	197	897	294	7,316
Learning	2,174	194	327	554	5,549
Financial	1,738	182	294	802	3,518
Scientific & Healthcare(2)	893	35	195	604	1,778
Segment totals	8,081	608	1,713	2,254	18,161
Corporate and other(3)	—	12	(98)	5	1,466
Eliminations(2)	(24)	—	—	—	—
Continuing operations	8,057	620	1,615	2,259	19,627
Discontinued operations					18
Total					19,645

Geographic Information – 2005

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets(1) and goodwill	Total assets
United States	6,890	12,373	15,690
Europe	1,058	2,127	2,738
Asia-Pacific	367	208	359
Canada	300	301	437
Other countries	88	132	212
Total	8,703	15,141	19,436

Geographic Information – 2004

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets(1) and goodwill	Total assets
United States	6,349	12,468	15,560
Europe	1,045	2,356	3,091
Asia-Pacific	329	215	375
Canada	261	293	423
Other countries	73	124	196
Total	8,057	15,456	19,645

(1)	Capital assets include computer hardware and other property, capitalized software for internal use, identifiable intangible assets and pre-publication costs.

(2)

Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods’ results have been  reclassified to conform to the current period’s presentation.

(3)	Corporate and other includes corporate costs and costs associated with the Company’s stock-based compensation expense.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses Adjusted operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles Adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	For the year ended December 31
	2005	2004
Adjusted operating profit	1,773	1,615
Less: Amortization	(309)	(285)
Operating profit	1,464	1,330

NOTE 25: RECONCILIATION OF CANADIAN TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2005	2004
Net earnings under Canadian GAAP	934	1,011
Differences in GAAP increasing (decreasing) reported earnings:
Asset retirement obligations	—	(11)
Business combinations	15	36
Related party transactions (note 22)	—	(14)
Derivative instruments and hedging activities	4	11
Income taxes	(6)	(11)
Net other (expense) income	—	(6)
Net income under U.S. GAAP	947	1,016
Other comprehensive income:
Foreign currency translation	(211)	198
Minimum pension liability (including tax benefits of $4 million (2004 – $1 million))	21	2
Net unrealized gains on cash flow hedges (net of taxes in 2005 and 2004 of nil)	26	40
Other comprehensive income	(164)	240
Comprehensive income	783	1,256
Earnings under U.S. GAAP from continuing operations	939	848
Earnings under U.S. GAAP from discontinued operations	8	168
Net income under U.S. GAAP	947	1,016
Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.43	$1.29
Discontinued operations, net of tax	0.01	0.26
Basic earnings per common share(1)	$1.44	$1.55

(1)

Earnings per common share is calculated after taking into account dividends declared on preference shares. For 2005, basic and diluted earnings per common share  were equivalent. For the year ended December 31, 2004, diluted earnings per common share for discontinued operations was $0.25, which resulted in total diluted earnings per common share of $1.54 for the year ended December 31, 2004.

	As at December 31
	2005	2004
Shareholders’ equity under Canadian GAAP	9,963	9,962
Differences in GAAP increasing (decreasing) reported Shareholders’ equity:
Business combinations	(605)	(622)
Employee future benefits	(33)	(50)
Derivative instruments and hedging activities	48	18
Income taxes	157	159
Shareholders’ equity under U.S. GAAP	9,530	9,467

Descriptions of the nature of the reconciling differences are provided below:

Asset Retirement Obligations

Under Canadian GAAP, effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent U.S. GAAP standard was effective January 1, 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to U.S. GAAP, this item was not treated as a difference between Canadian and U.S. GAAP in prior periods. Under U.S. GAAP, the Company recognized this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $15 million increase to income (2004 – $36 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $605 million decrease in shareholders’ equity as of December 31, 2005 (2004 – $622 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $8,722 million at December 31, 2005 (2004 – $8,816 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $4,183 million at December 31, 2005 (2004 – $4,403 million).

Related Party Transactions

During 2004, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million.

In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under U.S. GAAP, the cash received would have been classified as a financing activity. For the year ended December 31, 2004, cash used in investing activities would have been $14 million higher or $1,477 million and cash used in financing activities would have decreased by the same amount to $615 million.

Derivative Instruments and Hedging Activities

Under Canadian GAAP, the fair values of derivative instruments that are treated as hedges are disclosed in the notes to the consolidated financial statements as at and for the year ended December 31, 2004, but not recorded in the consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2005, prepaid expenses and other current assets were $3 million lower (2004 – $5 million lower), other non-current assets were $67 million higher (2004 – $46 million higher), accounts payable and accruals were unchanged (2004 – $1 million higher) and long-term debt was $16 million higher (2004 – $22 million higher) as compared to Canadian GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.

Net Other (Expense) Income

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Employee Future Benefits

Certain of the Company’s defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an “additional minimum liability” of $39 million (2004 – $55 million), with a corresponding reduction in shareholders’ equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2005 was $80 million (2004 – $168 million). These plans had related fair values of plan assets of $68 million (2004 – $161 million).

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly in shareholders’ equity on a U.S. GAAP basis. In 2005 and 2004, the components of other comprehensive income consist of unrealized gains and losses relating to the translation of foreign currency financial statements, pension accounting, hedging activity and certain investment securities, as well as the realization of previously deferred gains and losses on certain derivatives. Accumulated other comprehensive income as at December 31, 2005 was a gain of $270 million (2004 – gain of $434 million).

Recently Issued Accounting Standards

In December 2004, the U.S. Financial Accounting Standards Board revised SFAS 123, Share Based Payment (“SFAS 123(R)”) which, most notably, requires the expensing of stock-based compensation. While this provision of SFAS 123(R) will not impact the Company as Canadian GAAP already requires the expensing of stock-based compensation, there are other provisions in the U.S. accounting standard related to stock appreciation rights (“SARs”) that will create a difference between the Company’s U.S. and Canadian GAAP results. Under SFAS 123(R), SARs must be accounted for at their fair value, while Canadian GAAP provides for these instruments to be accounted for at their intrinsic value. Given the Company’s limited issuances of SARs, it does not believe that this difference will be material. SFAS 123(R) is effective for years beginning after December 15, 2005.

NOTE 26: SUBSEQUENT EVENTS

In February 2006, the Company’s board of directors approved the plan to dispose of three separate businesses within the Learning segment. These businesses are Peterson’s, a college preparatory guide, the U.S. operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The results of these businesses will be classified as discontinued operations beginning with the interim financial statements to be filed for the first quarter of 2006 and prior periods will be restated to reflect this classification. The combined annual revenues of these businesses in 2005 were approximately $145 million.

In February 2006, the Company’s board of directors announced a 10%, or $0.08 per share, increase in the annualized rate of the Company’s common share dividend to $0.88 per share. Additionally, the Board announced it has moved the annual dividend review period from the second quarter to the first quarter of each year.

The Thomson Corporation

Six-Year Summary

(unaudited)

The following table includes measurements for Adjusted operating profit that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis and a reconciliation of them to the consolidated statement of earnings and retained earnings is included on page 110.

(millions of U.S. dollars)	2005	2004	2003	2002	2001	2000
Revenues
Legal & Regulatory(1)	3,491	3,276	3,012	2,822	2,684	2,526
Learning	2,319	2,174	2,052	2,036	1,752	1,429
Financial	1,897	1,738	1,526	1,622	1,704	1,551
Scientific & Healthcare(1)	1,018	893	826	774	723	703
Eliminations(1)	(22)	(24)	(25)	(25)	(19)	(16)
	8,703	8,057	7,391	7,229	6,844	6,193
Adjusted operating profit(2)
Legal & Regulatory(1)	982	897	809	782	715	648
Learning	350	327	336	301	243	218
Financial	334	294	230	244	246	206
Scientific & Healthcare(1)	235	195	162	137	123	117
Corporate and other(3)	(128)	(98)	(97)	(70)	(75)	(144)
	1,773	1,615	1,440	1,394	1,252	1,045

(1)   Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods’ results have been reclassified to conform to the current period’s presentation.

(2)   Adjusted operating profit excludes amortization and restructuring charges and, in 2000, Year 2000 costs.

(3)   Corporate and other includes corporate costs, minority interests and costs associated with the Company’s stock-based compensation expense.

Prior year amounts have been restated for discontinued operations and reclassified to conform with the current year’s presentation.

The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations that do not have any standardized meanings prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis.

(millions of U.S. dollars, except per common share amounts)	2005	2004	2003	2002	2001	2000
Earnings attributable to common shares	930	1,008	877	585	741	1,220
Basic and diluted earnings per common share	$1.42	$1.54	$1.34	$0.91	$1.18	$1.96
Supplemental information:
Earnings attributable to common shares as above	930	1,008	877	585	741	1,220
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, Year 2000 costs, and redemption of Series V preference shares	29	(14)	(87)	39	(206)	2
Proportionate share of goodwill impairment recognized by BGM	—	—	—	67	—	—
One-time tax benefits	(12)	(41)	(64)	—	—	(105)
Earnings from discontinued operations	(8)	(155)	(39)	(70)	(109)	(687)
Effect of new accounting standard(1)	—	—	—	—	188	143
Adjusted earnings from continuing operations	939	798	687	621	614	573
Adjusted basic and diluted earnings per common share from continuing operations	$1.43	$1.22	$1.05	$0.97	$0.98	$0.92

(1)   Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

The Thomson Corporation

Reconcilations

(unaudited)

Reconciliation of Adjusted Operating Profit to Operating Profit

	For the year ended December 31, 2005
(millions of U.S. dollars)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	982	350	334	235	(128)	1,773
Less: Amortization	(108)	(66)	(89)	(46)	—	(309)
Operating profit	874	284	245	189	(128)	1,464

	For the year ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	897	327	294	195	(98)	1,615
Less: Amortization	(99)	(69)	(82)	(35)	—	(285)
Operating profit	798	258	212	160	(98)	1,330

	For the year ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	809	336	230	162	(97)	1,440
Less: Amortization	(99)	(83)	(64)	(32)	—	(278)
Operating profit	710	253	166	130	(97)	1,162

	For the year ended December 31, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	782	301	244	137	(70)	1,394
Less: Amortization	(83)	(97)	(65)	(29)	—	(274)
Restructuring charges	(4)	—	—	—	—	(4)
Operating profit	695	204	179	108	(70)	1,116

	For the year ended December 31, 2001
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	715	243	246	123	(75)	1,252
Less: Amortization	(179)	(103)	(107)	(38)	—	(427)
Restructuring charges	(7)	—	(20)	(3)	—	(30)
Operating profit	529	140	119	82	(75)	795

	For the year ended December 31, 2000
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Adjusted operating profit	648	218	206	117	(144)	1,045
Less: Amortization	(167)	(70)	(36)	(40)	—	(313)
Restructuring charges	(12)	(16)	(1)	(4)	(4)	(37)
Y2K costs	(1)	(1)	(1)	(1)	—	(4)
Operating profit	468	131	168	72	(148)	691

Reconciliation of Free Cash Flow

(millions of U.S. dollars)	2005	2004	2003	2002	2001

Net cash provided by operating activities	1,879	1,808	1,654	1,691	1,651
Capital expenditures, less proceeds from disposals (continuing operations)	(642)	(619)	(568)	(515)	(670)
Capital expenditures, less proceeds from disposals (discontinued operations)	—	(3)	(9)	(8)	(14)
Other investing activities	(39)	(60)	(83)	(166)	(359)
Dividends paid on preference shares	(4)	(3)	(11)	(22)	(28)
Free cash flow	1,194	1,123	983	980	580

Board of Directors

David K. R. Thomson Chairman, The Thomson Corporation; Deputy Chairman, The Woodbridge Company Limited Member of Finance Committee	W. Geoffrey Beattie Deputy Chairman, The Thomson Corporation; President, The Woodbridge Company Limited Chairman of Finance Committee; Member of Corporate Governance and Human Resources Committees

Mary Cirillo Corporate Director Member of Corporate Governance Committee	Robert D. Daleo Executive Vice President & Chief Financial Officer, The Thomson Corporation

Roger L. Martin Dean of the Joseph L. Rotman School of Management, University of Toronto Member of Audit Committee	Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc. Chairman of Audit Committee

Kenneth R. Thomson Chairman, The Woodbridge Company Limited	Peter J. Thomson Deputy Chairman, The Woodbridge Company Limited

CORPORATE GOVERNANCE

Principles

The Thomson Corporation is committed to maintaining strong corporate governance practices that allocate responsibilities between the company’s board of directors and management in a manner that benefits the long-term interests of the company’s shareholders. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged, and that functions independently of management.

Given our dual listing on the New York and Toronto stock exchanges, we comply with applicable U.S. and Canadian governance standards. Our corporate governance practices are designed not only to satisfy regulatory requirements, but also to provide effective oversight of the company. Our board is committed to the highest standards of responsibility, ethics and integrity in fulfilling its responsibilities to shareholders and has adopted corporate governance guidelines in furtherance of these goals.

Board Committees

The board of directors currently has the following four standing committees:

• The Audit Committee assists the board in fulfilling its oversight responsibilities regarding the integrity of financial statements, regulatory compliance and the performance of our independent auditor and internal audit function.

• The Corporate Governance Committee focuses on board structure and composition; the nomination, orientation and compensation of directors; and our overall approach to corporate governance.

Richard J. Harrington President & Chief Executive Officer, The Thomson Corporation	Ron D. Barbaro Corporate Director Member of Audit and Corporate Governance Committees

Steven A. Denning Managing Partner, General Atlantic, LLC Chairman of Human Resources Committee	V. Maureen Kempston Darkes Group Vice President, General Motors Corporation & President, GM Latin America, Africa and Middle East Member of Corporate Governance and Human Resources Committees

David H. Shaffer Executive Vice President, The Thomson Corporation	John M. Thompson Chairman of the Board, The Toronto-Dominion Bank Chairman of Corporate Governance Committee; Member of Audit Committee

Richard M. Thomson Retired Chairman & Chief Executive Officer, The Toronto-Dominion Bank Member of Audit and Human Resources Committees	John A. Tory President, Thomson Investments Limited Member of Finance and Human Resources Committees

• The Human Resources Committee helps the board fulfill its oversight responsibilities concerning the selection, compensation and professional development of senior management; succession planning; and the management of employee pension and benefit plans.

• The Finance Committee focuses on ordinary course matters of a banking or treasury nature within a limited scope, as well as appropriate matters that have been approved in principle by the board and that require action between regularly scheduled board meetings.

Code of Conduct

In 2003, we adopted a code of business conduct and ethics that applies to all employees, officers and directors, all of whom are required to submit an acknowledgment that they have read the code and understand their obligation to comply with the principles and policies it outlines. In 2005, to further strengthen a culture of ethical business conduct throughout the company, we launched a mandatory online training course related to the code.

For Additional Information

A statement of our policy with respect to corporate governance is included in our management information circular. In addition, information on our corporate governance practices is available to the public in the Corporate Governance area of the Investor Relations section on www.thomson.com. Information available in this area of our website includes our corporate governance guidelines, board committee charters, code of conduct and a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards.

Senior Management

Richard J. Harrington

President & Chief Executive Officer,
The Thomson Corporation

Richard Benson-Armer

Senior Vice President &
Corporate Chief Strategy Officer,
The Thomson Corporation

Robert Bogart

Executive Vice President,
Human Resources,
The Thomson Corporation

Robert Cullen

President & Chief Executive Officer,
Thomson Scientific & Healthcare

Robert D. Daleo

Executive Vice President & Chief Financial Officer,
The Thomson Corporation

Brian Hall

President & Chief Executive Officer,
Thomson Legal & Regulatory

Brian Martin

Senior Vice President,
Corporate Affairs,
The Thomson Corporation

Sharon Rowlands

President & Chief Executive Officer,
Thomson Financial

Ronald Schlosser

President & Chief Executive Officer,
Thomson Learning

David H. Shaffer

Executive Vice President,
The Thomson Corporation

Deirdre Stanley

Senior Vice President & General Counsel,
The Thomson Corporation

Michael Wilens

Executive Vice President & Corporate
Chief Technology and Operations Officer,
The Thomson Corporation

Corporate Information

Corporate Headquarters

Metro Center
One Station Place
Stamford, Connecticut 06902
United States

tel 203.539.8000

generalinfo@thomson.com

Stock Exchange Listings

Common shares (symbol: TOC):

• Toronto Stock Exchange (TSX)

• New York Stock Exchange (NYSE)

Series II preference shares (symbol: TOC.PR.B):

• Toronto Stock Exchange (TSX)

Capital Stock

Shares outstanding as of December 31, 2005:

• Common: 648,948,992

• Series II preference: 6,000,000

Controlling shareholder: Kenneth R. Thomson

(approximately 69% of common shares)

2005 Financial Calendar

Year end: December 31

Quarterly results: announced on April 27 (Q1), July 27 (Q2)
and October 26 (Q3).

Common Share Dividends

At the discretion of the directors. Paid on March 15/ June 15/September 15/December 15 or on the first business day thereafter. Declared in U.S. dollars but can be paid in Canadian dollars or U.K. pounds sterling at the holder’s option (see also note 15, page 86).

Further information is available from the registrar.

Dividend Reinvestment Plan

Eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information is available from the registrar.

Employees

As of December 31, 2005, we had approximately 40,500 employees.

Annual and Special Meeting of Shareholders

Wednesday, May 3, 2006, 12:00 p.m. at

Roy Thomson Hall
60 Simcoe Street
Toronto, Ontario, Canada

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

tel 1.800.564.6253 (United States, Canada)

tel 514.982.7555 (outside North America)

www.computershare.com

Auditors

PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8
Canada

Further Information

Please visit www.thomson.com for corporate and management news and more detailed information on individual Thomson businesses, products and services.

For investor relations inquiries, call 1.800.969.9974 or e-mail investor.relations@thomson.com.

Any forward-looking statements about the company’s outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in the “Risk Factors” section of the company’s most recent annual information form and annual report on Form 40-F.

Design: Aegis, Toronto
Photography: Antonin Kratochvil / Michael Persson / Craig Mayhew and Robert Simmon, NASA GSFC / Bill Gallery
Typesetting and prepress: Moveable Inc., Toronto
Printed in Canada

To experience an interactive version
of this annual report, go to
www.thomson.com

The Thomson Corporation

Metro Center, One Station Place,	Suite 2706, Toronto Dominion Bank Tower,
Stamford, Connecticut 06902 United States	P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada

Tel 203.539.8000	Tel 416.360.8700